UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Amendment No. 1)

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

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TEXAS PACIFIC LAND TRUST
(Name of the Registrant as Specified In Its Charter)
SOFTVEST, L.P.
SOFTVEST ADVISORS, LLC
ART-FGT FAMILY PARTNERS LIMITED
TESSLER FAMILY LIMITED PARTNERSHIP
ERIC L. OLIVER
ALLAN R. TESSLER
HORIZON KINETICS LLC
MURRAY STAHL
HORIZON ASSET MANAGEMENT LLC
KINETICS ADVISERS, LLC
KINETICS ASSET MANAGEMENT LLC

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION, DATED APRIL 4, 2019

SPECIAL MEETING OF HOLDERS OF SUB-SHARE CERTIFICATES OF PROPRIETARY INTEREST
OF
TEXAS PACIFIC LAND TRUST

PROXY STATEMENT
OF
SOFTVEST, L.P.

SoftVest, L.P. (“SoftVest LP”) is furnishing this proxy statement (this “Proxy Statement”) to holders of sub-share certificates of proprietary interest (the “Shares”), of Texas Pacific Land Trust (the “Trust”), in connection with SoftVest LP’s solicitation of proxies for use at the special meeting of holders of Shares scheduled to be held on May 22, 2019 at 10:00 a.m., Dallas time, at [•], Dallas, Texas for the election of a new trustee of the Trust to fill the vacancy created by the resignation of Maurice Meyer III (such meeting, together with any adjournments, continuations or postponements thereof, and any meeting called in lieu thereof, the “Special Meeting”).

This solicitation is being conducted by SoftVest LP, SoftVest Advisors, LLC (“SoftVest Advisors”) and Eric L. Oliver (“Mr. Oliver”, and together with SoftVest LP and SoftVest Advisors, the “SoftVest Participants”), ART-FGT Family Partners Limited (“ART-FGT LP”), Tessler Family Limited Partnership (“Tessler Family LP”), Allen R. Tessler (“Mr. Tessler”, and together with ART-FGT LP and Tessler Family LP, the “Tessler Participants”), Horizon Asset Management LLC (“HAM”), Kinetics Advisers, LLC (“KA”), Kinetics Asset Management LLC (“KAM”, together with HAM and KA, the “HK Advisers”), Horizon Kinetics LLC (“Horizon”, and together with the HK Advisers, the “Horizon Entities”) and Murray Stahl (“Mr. Stahl”, and, together with the Horizon Entities, the “Horizon Participants”). The SoftVest Participants, the Horizon Participants and the Tessler Participants are referred to collectively as the “Participants”, “we”, “us” or “our”.

The Participants beneficially own in the aggregate approximately 1,945,426 Shares, which represent approximately 25.1% of the outstanding Shares.

AS MORE FULLY DISCUSSED IN THIS PROXY STATEMENT, WE ARE SOLICITING PROXIES TO BE USED AT THE SPECIAL MEETING FOR THE ELECTION OF MR. OLIVER AS A TRUSTEE OF THE TRUST.

THIS SOLICITATION IS BEING MADE BY THE PARTICIPANTS, AND NOT ON BEHALF OF THE TRUSTEES OF THE TRUST.

This Proxy Statement is first being sent or given to holders of Shares on or about April [•], 2019.

If your Shares are held in the name of a brokerage firm, bank or other custodian, only that firm can vote such Shares and, with respect to the election of a trustee, only upon receipt of your specific instruction. Accordingly, we urge you to contact the person responsible for your account and instruct that person to execute the WHITE proxy card on your behalf. Please follow any voting instructions provided by your bank, brokerage firm, dealer, trust company or other nominee.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting — This Proxy Statement and our WHITE proxy card are available at: [•]

If you have any questions regarding your WHITE proxy card please contact:

Holders may call toll-free: (800) 848-3416
Banks and brokers call: (212) 269-5550

E-mail: TPL@dfking.com

Reasons for the Solicitation

At the Special Meeting, one trustee of the Trust is to be elected to fill the vacancy created by the resignation of Mr. Maurice Meyer III. We are seeking your proxy to vote for the election of Mr. Oliver as a trustee.

•	Well-Qualified Nominee: Mr. Oliver is an experienced oil and gas investor with over 22 years of experience buying and selling properties and over 35 years of experience managing investments with an emphasis in the energy market. Among other relevant experience:
•	Mr. Oliver currently serves as the President of SoftVest Advisors, a registered investment adviser that acts as an investment manager for clients, including funds and managed accounts, with investments in oil and gas minerals and royalties;
•	Mr. Oliver was President of Midland Map Company, LLC, a Permian Basin oil and gas lease and ownership map producer since 1997, and recently sold in January 2019 to Drilling Info;
•	Mr. Oliver is Principal of Geologic Research Centers LLC, a log library providing geological data to the oil and gas industry with a library in Abilene, Texas;
•	Mr. Oliver has served on the Board of Directors of Texas Mutual Insurance Company since 2009, where he currently also serves as Chairman of the Investment Committee, with over $6,500,000,000 of total assets;
•	Mr. Oliver has served as a director on the Board of Directors of AMEN Properties, Inc. since July 2001 and was appointed Chairman of the Board in September 2002, AMEN Properties owns, directly or indirectly, certain oil and gas royalty and working interest properties; and
•	In 2007, through certain affiliated entities, Mr. Oliver led a team to successfully acquire the assets of the Santa Fe Energy Trust (formerly NYSE ticker SFF), which consisted of over 12,000 royalty and working interest properties in at least seven states.

For additional information about Mr. Oliver see below under the heading “MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING—Biographical Information Regarding Mr. Oliver.”

•	Commitment to Fully Explore Conversion of the Trust into a Delaware Corporation: Mr. Oliver and the other Participants believe that the Trust would benefit from converting into a Delaware corporation, and subject to his duties as trustee, Mr. Oliver is committed to fully exploring this alternative.

Among other things, the Participants believe that, as compared to trust law, Delaware corporate law has a more well-developed legal framework around matters of governance and investor rights, which in our view provides greater comfort and predictability to investors in a publicly-traded entity. In that regard, we note by way of example:

•	Election of Trustees and Shareholder Meetings: Trustees of the Trust serve until their death, resignation or diqualification, which in our view makes the election of a trustee comparable to a life-tenured appointment. Meetings of holder of Shares only occur when a new trustee needs to be elected to fill a vacancy of one of the three trustee positions. Indeed, public filings show that the Trust has only held three meetings of holders of Shares since the year 2000.
•	In contrast, Delaware law generally requires that corporations hold an anual meeting to vote on the election of directors. Directors, in turn, can be elected for terms of one year (if the board is not staggered) or three years (if the board is staggered).
•	Mr. Oliver is Committed to Fully Exploring the Best Options for the Trust’s New Water Business: In June 2017, the Trust announced the formation of Texas Pacific Water Resources LLC (“TPWR”). TPWR, a single member LLC and wholly owned subsidiary of the Trust, focuses on providing a full-service water offering to operators in the Permian Basin. These services include, but are not limited to, brackish water sourcing, produced-water gathering/treatment/recycling, infrastructure development/construction, disposal, water tracking, analytics and well testing services. The Participants believe that these activities could create various risks for the Trust, such as risks related to workers compensation, leaks or rupturing of pipelines (including surface damage) and injection well casings (including potential acquifier contamination). In light of those risks, Mr. Oliver is committed to actively encouraging the Trust to evaluate the existing water business and, with the assistance of outside consultants and other advisors, determine if it is advisable to grow operations internally, partner with a strategic partner, or sell the water rights to a third party and retain a royalty. Mr. Oliver is not pre-judging any such approach, and believes each such option needs to be fully evaluated with proper outside consultants, in order to maximize value for holders of Shares. In addition, Mr. Oliver believes that any proposed capital expenditures and operating expenses incurred in connection with TPWR should have their respective expected rates of return carefully compared to the compounding benefits of retiring outstanding Shares.

BACKGROUND OF THE SOLICITATION

The Participants have been long-term investors in the Trust. Specifically, through his or its respective affiliates (1) Mr. Oliver has beneficially owned Shares since 2004, (2) Horizon has beneficially owned Shares since 1994, and (3) Mr. Tessler has beneficially owned Shares since 2015. From time to time the SoftVest Participants, the Horizon Participants and the Tessler Participants have in the past engaged with the trustees and other representatives of the Trust, investors and other industry participants to discuss various opportunities to maximize the value of the Trust for the benefit of holders of Shares. Such discussions have included (1) the conversion (the “Conversion”) of the Trust into a Delaware corporation subject to modern governance principles (such as annually elected directors), as permitted by the Trust’s Declaration of Trust, dated February 1, 1888 (the “Declaration”), (2) focusing on the establishment of an experienced team around the Trust’s new water business, with clearly defined goals and objectives, or otherwise considering the separation or sale of such business to a third party with a retained royalty, and (3) the addition of Mr. Oliver as a trustee of the Trust.

On March 8, 2016, the Horizon Entities (as defined below) filed a Schedule 13D (the “Horizon Schedule 13D”) with the SEC, disclosing ownership of 20.3% of the outstanding Shares.

On December 8, 2016, the Horizon Entities filed Amendment No. 1 to the Horizon Schedule 13D with the SEC, disclosing ownership of 21.4% of the outstanding Shares.

On August 16, 2017, the Horizon Entities filed Amendment No. 2 to the Horizon Schedule 13D with the SEC, disclosing ownership of 22.5% of the outstanding Shares.

On July 23, 2018, the Horizon Entities filed Amendment No. 3 to the Horizon Schedule 13D with the SEC, disclosing ownership of 23.5% of the outstanding Shares.

On February 26, 2019, the Trust announced the resignation of Maurice Meyer as trustee for health reasons.

Promptly following such announcement, Mr. Tessler contacted the remaining trustees to discuss Mr. Oliver’s potential nomination as trustee to fill the vacancy created by Mr. Meyer’s resignation.

The trustees requested a short bio from Mr. Oliver, which he promptly delivered on February 28, 2019.

On March 4, 2019, the Company announced the trustees’ decision to nominate Preston Young to fill the newly-created vacancy.

On March 15, 2019, SoftVest Advisors, ART-FGT LP, Tessler Family LP and Horizon entered into a Cooperation Agreement (the “Cooperation Agreement”), pursuant to which, among other things, the parties agreed to coordinate certain efforts with respect to their investment in the Trust. The Cooperation Agreement is described in “Information About the Participants — Cooperation Agreement.” A copy of the Cooperation Agreement is filed as Exhibit 1 to the Schedule 13D filed by SoftVest LP on March 15, 2019 and by the Horizon Entities on the same date.

As a result of the Cooperation Agreement, the Participants may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act.

On March 15, 2019, SoftVest LP delivered to the Trust written notice of its nomination of Mr. Oliver for election as a trustee at the Special Meeting.

On March 28, 2019, Mr. Oliver received an email request on behalf of the Trust requesting Mr. Oliver to complete a 66-page “Trustee Questionnaire”; on the same day Mr. Oliver delivered a letter to the Trust responding to such request as reproduced below:

Dear David and John,

I received this morning via e-mail a request from one of the two law firms representing Texas Pacific Land Trust to complete a 66-page “Trustee Questionnaire.” I attach it to this letter in case you have not had a chance to previously review it. Your advisors appear to be confused or misinformed.

As you both know, following the resignation of Maurice Meyer III as trustee on February 26, 2019, Allan Tessler immediately contacted you to discuss my potential nomination as trustee to fill the vacancy. The only information you requested from me at that time was a short bio, which I promptly delivered to you on February 28, 2019.

You did not ask for any questionnaire then, nor did you extend the courtesy of an interview before your decision to reject my nomination. Instead, you publicly announced four days later, on March 4, 2019, your decision to nominate Preston Young to fill the newly-created vacancy.

Upon your March 4, 2019 announcement, I requested additional information about the process that you had followed to nominate someone to a life-tenured position as trustee of TPL. My request was simply ignored.

Given this record, I am confused as to why you would now — after previously summarily rejecting my candidacy in less than four days — want to try to re-write history by having your lawyers send to me the attached questionnaire. You already made a decision regarding my nomination and your intent to oppose it. In fact, your own advisors’ statements to the press over the last few days, including their statements to have been hired to run a “proxy contest,” further confirm this point.

Rest assured, I will directly provide to TPL investors all information they need from me in order to make an informed decision at the special meeting regarding my nomination. Similarly, I hope that you make all proper disclosures regarding Mr. Young.

I also take this opportunity to question the wisdom of hiring two law firms, an investment bank and a public relations firm, in addition to a proxy solicitor, to mount an attack on three long-term investors that collectively own over 25% of TPL’s shares. While your advisors seem quite eager to get their name in the press, I suggest that you explain to them the fact that we have had an ongoing dialogue for over a decade: I have beneficially owned Shares since 2004, and Horizon since 1994.

I can understand the appeal in this day and age of trying to construct a narrative in which Horizon, Mr. Tessler and myself are portrayed as “activists” looking for a short term profit. But let me suggest that such approach is undermined by the basic facts of our situation. I believe TPL investors deserve better.

Instead, I hope we can have a measured dialogue in which both sides can explain their view as to who will make for a better trustee and the substantive ideas underlying our respective platforms. I also invite that we continue a direct dialogue, as we have in the past, instead of having to go through your multiple outside advisors.

Sincerely,
/s/ Eric Oliver

SoftVest Advisors, L.L.C.
By: SoftVest Advisors Holdings, L.L.C.
By: Eric L. Oliver, President and Managing Member

On April 2, 2019, Mr. Oliver had a telephone conversation with the trustees to discuss his qualifications and experiences, whereupon he expressed his willingness to work collaboratively with the other two trustees to create value for all holders of Shares.

We are soliciting your support to elect Mr. Oliver at the Special Meeting because we expect that he, as a trustee and subject to his duties as such, will encourage the other trustees and the Trust to (1) explore the Conversion, as well as any other opportunities available to maximize value for holders of Shares and (2) be more transparent and frequent on updates to holders of Shares (e.g., drilling updates, drilled and uncompleted well updates, water production, water injection volumes, and engineering reports). In that regard, we understand that if elected Mr. Oliver will be only one of three trustees, such that effecting any of the foregoing will require the agreement of one or both of the other trustees.

WE STRONGLY RECOMMEND A VOTE FOR THE ELECTION OF MR. OLIVER.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

Election of Trustee

The trustees of the Trust are only three in number. Pursuant to the Declaration, each trustee holds office until the earliest of his or her death, resignation or disqualification. At the Special Meeting, one trustee is to be elected to fill the vacancy created by the resignation of Mr. Maurice Meyer III. On March 15, 2019, SoftVest LP gave written notice to the Trust of its nomination of Mr. Oliver for election as a trustee of the Trust. We are seeking your proxy to vote for the election of Mr. Oliver as a trustee.

Mr. Oliver has consented to being named as a nominee in this Proxy Statement and has confirmed his willingness to serve as a trustee of the Trust if elected. The Participants expect that Mr. Oliver will be able to stand for election, but in the event Mr. Oliver is unable to serve as trustee, stand for election as trustee or for good cause will not serve as trustee, the Shares represented by the WHITE proxy card will be voted for a substitute candidate selected by SoftVest. Should the Participants determine that it is necessary to add one or more nominees, for any other reason, the Participants will supplement this Proxy Statement.

A majority of the votes cast by Shares present in person or represented by proxy at the Special Meeting is required for the election of a nominee. This means that the votes “for” a nominee must constitute a majority of the Shares present in person or represented by proxy at the Special Meeting for such nominee to be elected. Abstentions will have the same effect as a vote against a nominee because the election of a nominee requires a majority of the Shares present in person or represented by proxy at the Special Meeting. Because there are no routine matters on the agenda that brokers may vote uninstructed Shares on, broker “non-votes” are not expected at the Special Meeting.

Biographical Information Regarding Mr. Oliver

Mr. Oliver is 60 years old and his principal business address is 400 Pine Street, Suite 1010, Abilene, Texas 79601.

Mr. Oliver currently serves as the President of SoftVest Advisors, a registered investment adviser that acts as an investment manager for clients, including funds and managed accounts, with investments in oil and gas minerals and royalties; was President of Midland Map Company, LLC, a Permian Basin oil and gas lease and ownership map producer since 1997 and recently sold in January of this year to Drilling Info; Principal of Geologic Research Centers LLC, a log library providing geological data to the oil and gas industry with a library in Abilene, Texas; and Principal of TenTex Music LLC, a private music royalty partnership. Additionally, Mr. Oliver has served on the Board of Directors of Texas Mutual Insurance Company since 2009, where he currently also serves as Chairman of the Investment Committee, with over $6,500,000,000 of total assets. He has also served as a director on the Board of Directors of AMEN Properties, Inc. since July 2001 and was appointed Chairman of the Board in September 2002. AMEN Properites directly or indirectly, owns certain oil and gas royalty and working interest properties. In 2007, through certain affiliated entities, Mr. Oliver led a team to successfully acquire the assets of the Santa Fe Energy Trust (formerly NYSE ticker SFF), which consisted of over 12,000 royalty and working interest properties in at least seven states. Furthermore, Mr. Oliver serves on the Board of Abilene Christian Investment Management Company, Abilene Christian University’s endowment management company, and is a former member of the Abilene Community Foundation’s investment committee. Mr. Oliver received a B.A. in Chemistry from Abilene Christian University in 1981.

Mr. Oliver is an experienced oil and gas investor with over 22 years of experience buying and selling properties (which includes his experience as a Controlling Person of SoftVest LP which he founded in 1998) and over 35 years of experience managing investments with an emphasis in the energy market. For these reasons, we believe Mr. Oliver is exceptionally well-qualified to serve as a trustee of the Trust.

If elected, Mr. Oliver would receive such fees as may be payable by the Trust to trustees in accordance with its practice at the time and its governing documentation. Except as described below, there are no understandings or arrangements between Mr. Oliver or any other person pursuant to which Mr. Oliver’s nomination as a trustee is to be made by the Participants.

Other Matters to Be Considered at the Special Meeting

Except as set forth in this Proxy Statement, the Participants are not aware of any other matter likely to be considered at the Special Meeting. However, if the Participants learn of any other proposals at a reasonable time before the Special Meeting, the Participants will either supplement this Proxy Statement and provide holders of Shares with an opportunity to vote by proxy directly on such matters or will not exercise discretionary authority with respect thereto. If other proposals are made thereafter, the persons named as proxies on the WHITE proxy card solicited by the Participants will vote such proxies in their discretion.

The Participants in this solicitation intend to vote their Shares “FOR” the election of Mr. Oliver as a trustee of the Trust.

The Trust has set the close of business on March 28, 2019 as the record date for determining the holders of Shares entitled to notice of and to vote at the Special Meeting (the “Record Date”). Holders of Shares of record at the close of business on the Record Date will be entitled to vote at the Special Meeting. According to the Trust, as of the Record Date, there were 7,756,156 Shares outstanding and entitled to Vote at the Special Meeting. Each Share is entitled to one vote.

Householding of Proxy Materials

Under SEC rules, companies and intermediaries (such as brokers) may satisfy the delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This practice, known as “householding,” is intended to improve the convenience of shareholders and to reduce printing and postage costs.

A number of brokers with accountholders who are holders of Shares will be householding the Trust’s proxy materials and, accordingly, a single Proxy Statement will be delivered to multiple holders of Shares sharing an address unless contrary instructions have been received from an affected holder of Shares. Holders of Shares who participate in householding will continue to receive separate proxy cards. Once you have received notice from your broker that they will be householding communications to your address, householding will continue until you are notified otherwise or you revoke your consent. If at any time you no longer wish to participate in householding and would prefer to receive a separate proxy statement, please notify your broker or call the Trust at (214) 969-5530 or write the Trust at Texas Pacific Land Trust, Investor Relations, 1700 Pacific Avenue, Suite 2770, Dallas, Texas 75201.

Holders of Shares who currently receive multiple copies of the Proxy Statement at their address and would like to request householding of their communications should contact their brokers.

INFORMATION ABOUT THE PARTICIPANTS

SoftVest Participants

SoftVest LP is a hedge fund specializing in the ownership of oil and gas minerals and royalties. The general partner of SoftVest LP is SoftVest GP I, LLC, a Delaware limited liability company (“SV GP”). Mr. Oliver is the managing member of SV GP. The principal business SV GP is to act as general partner to SoftVest LP. The principal business of SoftVest Advisors is to serve as investment manager of SoftVest LP.

The principal business address of the SoftVest Participants, SV GP and the Debeck Entities (as defined below) is 400 Pine Street, Suite 1010, Abilene, Texas 79601.

SoftVest LP holds 130,500 Shares (the “SoftVest Shares”), which represent approximately 1.7% of the Shares. SoftVest LP holds 100 of the SoftVest Shares in its record name.

The SoftVest Participants share beneficial ownership of the SoftVest Shares.

Mr. Oliver beneficially owns 133,200 Shares (representing approximately 1.7% of the outstanding Shares), which includes (i) the 130,500 SoftVest Shares, (ii) 100 Shares that Mr. Oliver holds in his own name, (iii) 350 Shares held by trusts administered for the benefit of Mr. Oliver’s grandchildren, and (iv) 2,250 Shares owned by Debeck LLC and Debeck Properties, LP (collectively, the “Debeck Entities”), which Mr. Oliver controls.

Mr. Oliver’s children own an additional 2,389 Shares, with respect to which Mr. Oliver disclaims beneficial ownership. Mr. Oliver currently serves on the Board of Trustees of Abilene Christian Investment Management Company, Abilene Christian University’s endowment management company (“ACIMCO”). The principal business address of ACIMCO is 244 Hunter Welcome Center, ACU Boc 29139, Abilene, Texas 79699. ACIMCO beneficially owns 56,556 Shares, with respect to which Mr. Oliver disclaims beneficial ownership.

Tessler Participants

The principal business of each of ART-FGT LP and Tessler Family LP is to invest in private and public securities. The general partner of ART-FGT LP is Tessler FMC, LLC, a Wyoming limited liability company (“Tessler LLC”). Mr. Tessler and his spouse, Frances G. Tessler, are the members of Tessler LLC. Andrea Tessler and Karla Tessler, daughters of Mr. Tessler, are the managers of Tessler LLC. The general partner of Tessler Family LP is Apres Vous, LLC, a Wyoming limited liability company (“Apres LLC”). Andrea Tessler, Karla Tessler and Christopher Tessler, the children of Mr. Tessler, are the members of Apres LLC. Andrea Tessler and Karla Tessler are the managers of Apres LLC. The principal business of Tessler LLC and Apres LLC is to act as general partner to ART-FGT LP and Tessler Family LP, respectively. Mr. Tessler’s principal occupation is as Chairman of the Board and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm.

The principal business address of the Tessler Participants, Apres LLC, Tessler LLC and International Financial Group, Inc. is 2500 Moose-Wilson Road, Wilson, WY 83014.

ART-FGT LP beneficially owns 10,330 Shares (the “ART-FGT Shares”), which represent approximately 0.1% of the Shares.

Tessler Family LP beneficially owns 1,300 Shares (the “TF Shares”), which represent approximately 0.1% of the Shares.

Mr. Tessler beneficially owns 11,630 Shares (representing approximately 0.1% of the Shares), which includes the ART-FGT Shares and the TF Shares (collectively, the “Tessler Shares”).

Horizon Participants

Horizon’s principal business is to act as a parent company of the HK Advisers, who are each a registered investment adviser. The principal business of the Horizon Entities is, through its registered investment advisers, to act as a discretionary investment manager on behalf of its clients. Mr. Stahl’s principal occupation is serving as Chairman, Chief Executive Officer and Chief Investment Officer of Horizon.

The Horizon Participants’ principal business address is 470 Park Avenue South, New York, New York 10016.

Horizon beneficially owns an aggregate of 1,800,596 Shares, representing approximately 23.2% of the Shares. HAM beneficially owns an aggregate of 1,066,747 Shares, representing approximately 13.7% of the Shares. KA beneficially owns an aggregate of 42,437 Shares, representing less than 1% of the Shares. KAM beneficially owns an aggregate of 691,412 Shares, representing approximately 8.9% of the Shares. This number does not include approximately 22,695 Shares held directly by senior portfolio managers of Horizon and their families, with respect to which Horizon disclaims beneficial ownership.

Additional information concerning transactions in securities of the Trust effected during the past two years by the SoftVest Participants, the Tessler Participants and the Horizon Entities is set forth in Appendix B to this Proxy Statement. All approximations of the percentage of Share ownership herein are based on the 7,760,414 Shares reported to be outstanding by the Trust as of January 31, 2019.

Mr. Oliver

See the section titled “MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING — Biographical Information Regarding Mr. Oliver.”

Cooperation Agreement

On March 15, 2019, SoftVest Advisors, Horizon, ART-FGT LP and Tessler Family LP entered into the Cooperation Agreement, pursuant to which, among other things, the parties agreed to attend the Special Meeting in person or by proxy and vote the Shares beneficially owned by such party in favor of the election of Mr. Oliver as a trustee of the Trust (“Oliver Election”). Without the prior consent of the other parties and subject to certain exceptions, no party will sell or otherwise dispose of any Shares. The Cooperation Agreement further provides that SoftVest Advisors will take the lead on all activities related to the Oliver Election, including (i) the conduct or settlement of any proxy contest, consent solicitation or similar actions involving the Special Meeting and (ii) the manner, form, content and timing of any communications with the Trust related to the Oliver Election, as well as any public disclosures, public statements or other public communications relating to the Oliver Election and the Special Meeting, the Cooperation Agreement or the activities contemplated by the Cooperation Agreement (except to the extent such disclosure is required by a regulatory filing). SoftVest Advisors must reasonably consult with the other parties with respect to the form, content and timing of any communications with the Trust or the taking of any of the foregoing actions. Each party has agreed to pay all documented, third party, out-of-pocket costs and expenses as it may agree from time to time in writing (which may be via e-mail) and to use its reasonable best efforts to consult with the other parties in advance prior to incurring any such expenses greater than Ten Thousand Dollars ($10,000). The Cooperation Agreement automatically terminates at the end of the day of completion of the Special Meeting. A copy of the Cooperation Agreement is filed as Exhibit 1 to the Schedule 13D filed by SoftVest LP on March 15, 2019 and by the Horizon Entities on the same date.

VOTING AND PROXY PROCEDURES

How do I vote by proxy?

If your Shares are held in your name, you may vote by proxy as follows:

Vote by Telephone — Please call toll-free from the U.S. or Canada the phone number listed on your proxy card and follow the simple instructions provided. You will be required to provide the unique control number printed on your proxy card and should have your proxy card available when you call.

Vote by Internet — Please access the website linked on your proxy card and follow the on-screen instructions. You will be required to provide the unique control number printed on your proxy card and should have your proxy card available when you call.

You may vote by telephone or Internet 24 hours a day, 7 days a week until 11:59 PM EDT the day before the Special Meeting. Your telephone or Internet vote authorizes the named proxies to vote your Shares in the same manner as if you had executed a proxy card.

Vote by Mail — If you do not have access to a touch-tone telephone or to the Internet or wish to vote by mail, please sign, date and return the proxy card in the envelope provided, or mail to: SoftVest L.P., c/o Corporate Election Services, P.O. Box 3230, Pittsburgh, PA 15230.

The telephone and Internet voting procedures use a control number that appears on your WHITE proxy card to authenticate you as a holder of Shares of record and to allow you to confirm that your voting instructions have been correctly recorded. If you vote by telephone or Internet, you do not need to return the WHITE proxy card.

How do I vote Shares that I hold through a broker, bank or other custodian?

If you hold Shares through someone else, such as a broker, bank or other custodian, you will receive voting material from that firm. You can complete the WHITE voting form and return it as requested by the firm. If the firm offers Internet or telephone voting, the voting form will contain instructions on how to access and utilize those voting methods. If you hold your Shares in a stock brokerage account or by a bank or other custodian, you will not be able to vote in person at the Special Meeting unless you have previously requested and obtained a “legal proxy” from your broker, bank or other custodian and present it at the Special Meeting.

What if I plan to attend the Special Meeting, should I still submit a WHITE proxy card?

Yes. Whether or not you plan to attend the Special Meeting, we urge you to submit a WHITE proxy card. Returning the enclosed proxy card will not affect your right to attend and vote at the Special Meeting.

What if I want to revoke my proxy?

Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) submitting a duly executed proxy bearing a later date or submitting a later proxy using the telephone or Internet voting procedures described above, (ii) filing a later-dated written revocation with an agent of the Trust, or (iii) attending and voting at the Special Meeting in person. Attendance at the Special Meeting will not in and of itself constitute a revocation. If you hold your Shares in a brokerage account or by a bank or other custodian, unless you have obtained a “legal proxy” from your bank, broker or other custodian, you will need to follow the instructions provided by your bank, broker or other custodian to revoke your voting form or submit a new voting form.

What should I do if I receive a proxy card solicited by the Trust?

If you submit a proxy to us by signing and returning the enclosed WHITE proxy card, do not sign or return the proxy card solicited by the Trust or follow any voting instructions provided by the Trust unless you intend to change your vote, because only your latest-dated proxy will be counted.

If you have already sent a proxy card to the Trust, or voted for its nominee through telephone or Internet voting procedures, you may revoke that vote and provide your support to Mr. Oliver by signing, dating and returning the enclosed WHITE proxy card or by following the instructions to vote by telephone or Internet described above.

Who can vote?

Holders of Shares as of the close of business on the Record Date will be entitled to vote at the Special Meeting. If you are a holder of Shares of record on the Record Date, you will retain the voting rights in connection with the Special Meeting even if you sell such Shares after the Record Date. Accordingly, it is important that you vote the Shares held by you on the Record Date, or grant a proxy to vote such Shares on the WHITE proxy card, even if you sell such Shares after such date.

IF YOU WISH TO VOTE FOR THE ELECTION OF MR. OLIVER AS TRUSTEE, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS ON YOUR WHITE PROXY CARD TO VOTE BY TELEPHONE OR VIA THE INTERNET.

To the knowledge of the Participants, under applicable law, none of the holders of Shares are entitled to appraisal or other similar dissenters’ rights in connection with any matter anticipated to be acted on at the Special Meeting.

If you sign and submit your WHITE proxy card without specifying how you would like your Shares voted, your Shares will be voted “FOR” the election of Mr. Oliver.

BY EXECUTING THE WHITE PROXY CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

SOLICITATION; EXPENSES

Proxies may be solicited by mail, advertisement, telephone, internet, e-mail, facsimile, other media and personal solicitation by the Participants. No additional compensation will be paid to the Participants for the solicitation of proxies (other than the reimbursement of certain agreed expenses incurred by the Participants by or on behalf of certain other Participants and pursuant to the Cooperation Agreement). Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the Participants’ solicitation material to their customers for whom they hold Shares, and the Participants will reimburse them for their reasonable out-of-pocket expenses.

SoftVest Advisors has retained D.F. King & Co., Inc. (“DFK”) to assist in the solicitation of proxies and for related services. SoftVest Advisors will pay DFK an estimated fee of up to $150,000 and has agreed to reimburse DFK for certain out-of-pocket fees and expenses and to indemnify DFK against certain liabilities and expenses, including reasonable legal fees and related charges. DFK will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Approximately 25 persons will be used by DFK in its solicitation efforts.

The entire expense of preparing, assembling, printing and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by the Participants. To the extent legally permissible, if successful in the election of Mr. Oliver, the Participants currently intend to seek reimbursement from the Trust for the costs of this solicitation. The Participants do not currently intend to submit the question of such reimbursement to a vote of the holders of Shares.

The Participants estimate that the total expenditures relating to this proxy solicitation incurred by the Participants will be approximately $[•], approximately $[•] of which has been incurred to date. Such costs do not include legal fees and expenses in connection with any potential litigation.

If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact DFK at the address or phone number specified above.

INFORMATION ABOUT THE TRUST

Based upon documents publicly filed by the Trust, the mailing address of the principal executive offices of the Trust is 1700 Pacific Avenue, Suite 2770, Dallas, Texas 75201.

The Trust is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, in accordance therewith, is required to file reports, proxy statements and other information with the SEC. Reports, registration statements, proxy statements and other information filed by the Trust with the SEC may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can also be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site on the Internet (http://www.sec.gov) where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge.

The Participants have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Trust’s proxy statement, in reliance on Rule 14a-5(c) of the Exchange Act. Such disclosure includes Item 1 of Schedule 14A (time and place of the Special Meeting), Item 5 of Schedule 14A (interest of certain persons in matters to be acted upon, other than the Participants), Item 6 of Schedule 14A (voting securities and principal holders thereof, other than the Participants), Item 7 of Schedule 14A (directors and executive officers, other than Mr. Oliver), Item 8 of Schedule 14A (compensation of directors and executive officers), Item 9 of Schedule 14A (independent public accountants), the date by which proposals of holders of Shares intended to be presented at the Special Meeting must be received by the Trust in order to be included in the Trust’s proxy materials for that meeting and the date after which holder of Shares may make proposals for the Special Meeting will be considered untimely. Please refer to the Trust’s proxy statement for such information. Except as otherwise noted herein, the information in this Proxy Statement concerning the Trust has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although the Participants do not have any knowledge indicating that any statement contained herein is untrue, we do not take any responsibility, except to the extent imposed by law, for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of the Participants, or for any failure by the Trust to disclose events that may affect the significance or accuracy of such information.

WE URGE YOU NOT TO RETURN ANY PROXY CARD YOU RECEIVE FROM THE TRUST — EVEN AS A PROTEST VOTE. EVEN IF YOU PREVIOUSLY HAVE SUBMITTED A PROXY CARD FURNISHED BY THE TRUST, IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY INTERNET OR TELEPHONE OR SIMPLY BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. WE URGE THAT YOU VOTE BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD TO US TODAY.

IF A HOLDER RETURNS A WHITE PROXY CARD THAT IS SIGNED, DATED AND NOT MARKED WITH RESPECT TO A PROPOSAL, THAT HOLDER WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE “FOR” MR. OLIVER TO BE ELECTED AS A TRUSTEE OF THE TRUST.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

FORWARD-LOOKING STATEMENTS

This Proxy Statement may include forward-looking statements that reflect the Participants’ current views with respect to future events. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” or similar words are often used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Any forward-looking statements made in this Proxy Statement are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Participants will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Trust or its business, operations or financial condition. Except to the extent required by applicable law, the Participants undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

APPENDIX A

Except as set forth in this Proxy Statement, including in the Appendices hereto, to the best knowledge of the Participants, none of the Participants, any of the persons participating in this solicitation on behalf of the Participants, nor any associate of any of the foregoing persons (i) has any interest in any matter to be acted upon at the Special Meeting, (ii) owns beneficially, directly or indirectly, or has the right to acquire, any securities of the Trust or any parent or subsidiary of the Trust, (iii) owns any securities of the Trust of record but not beneficially, (iv) has purchased or sold any securities of the Trust within the past two years, (v) is or has been a party to any contract, arrangement or understanding with respect to any securities of the Trust within the past year, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, (vi) has any arrangement or understanding with respect to future employment by the Trust or with respect to any future transactions to which the Trust or any of its affiliates will be or may be a party, (vii) has incurred indebtedness for the purpose of acquiring or holding securities of the Trust, (viii) has been indebted to the Trust or any of its subsidiaries since the beginning of the Trust’s last fiscal year, or (ix) has engaged in or had a direct or indirect interest in any transaction, or series of similar transactions, since the beginning of the Trust’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Trust or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000. In addition, except as set forth in this Proxy Statement or in the Appendices hereto, to the best knowledge of the Participants, none of the Participants, any of the persons participating in this solicitation on behalf of the Participants, Mr. Oliver, nor any associate of any of the foregoing persons has had or is deemed to have a direct or indirect material interest in any transaction with the Trust since the beginning of the Trust’s last fiscal year, or in any proposed transaction, to which the Trust or any of its affiliates was or is a party. Except as set forth in this Proxy Statement, including in the Appendices hereto, none of the corporations or organizations in which Mr. Oliver has conducted his principal occupation or employment was a parent, subsidiary or other affiliate of the Trust, and Mr. Oliver does not hold any position or office with the Trust, has any family relationship with any executive officer or director of the Trust or each other, or has been involved in any legal proceedings of the type required to be disclosed by the rules governing this solicitation. Except as set forth in this Proxy Statement, including in the Appendices hereto, to the knowledge of the Participants, there are no material proceedings to which any Participant, or any of their associates, is a party adverse to the Trust or any of its subsidiaries, or in which Mr. Oliver or any of his associates has a material interest adverse to the Trustor any of its subsidiaries.

During the past ten years, none of the Participants was involved in any event that would be required to be disclosed under Item 401(f) of Regulation S-K, promulgated by the SEC under the Exchange Act.

During the last fiscal year, Mr. Oliver has not failed to file reports related to the Trust that are required by Section 16(a) of the Exchange Act.

The Participants and their associates and affiliates may effect purchases of Shares through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

To the best knowledge of the Participants, the Participants believe that Mr. Oliver will be independent under the applicable New York Stock Exchange corporate governance rules.

APPENDIX B
TRANSACTIONS IN SECURITIES OF TEXAS PACIFIC LAND TRUST

The following tables set forth information with respect to all purchases and sales of Shares by the Participants and their associates and affiliates during the past two years (amounts in parentheses indicate a sale of shares):

SoftVest, L.P.

Trade Date	Transaction	Quantity
04/13/2017	Buy	505
05/18/2017	Buy	1,500
06/01/2017	Buy	1,500
06/19/2017	Sell	(1,000)
06/22/2017	Buy	300
07/17/2017	Sell	(1,000)
07/18/2017	Sell	(1,805)
12/07/2017	Buy	300
12/08/2017	Buy	200
12/20/2017	Buy	200
12/28/2017	Buy	300
01/24/2018	Buy	835
02/01/2018	Buy	665
02/05/2018	Buy	2,100
02/09/2018	Buy	600
03/27/2018	Buy	500
03/28/2018	Buy	1,000
08/15/2018	Buy	500
10/10/2018	Buy	1,000
10/11/2018	Buy	1,011
10/12/2018	Buy	789
10/15/2018	Buy	1,000
10/19/2018	Buy	183
10/22/2018	Buy	2,817
10/23/2018	Buy	2,000
10/24/2018	Buy	1,000
10/29/2018	Buy	1,000
10/30/2018	Buy	1,000
11/01/2018	Buy	3,210
11/02/2018	Buy	60
11/05/2018	Buy	730
11/09/2018	Buy	420
11/12/2018	Buy	3,590
11/13/2018	Buy	1,100
11/13/2018	Sell	(100)
11/14/2018	Buy	4,000
11/15/2018	Buy	297
11/20/2018	Buy	693
11/29/2018	Buy	1,000
12/04/2018	Buy	140
12/06/2018	Buy	860
12/11/2018	Buy	1,110
12/14/2018	Buy	1,000
12/17/2018	Buy	660
Trade Date	Transaction	Quantity
12/18/2018	Buy	2,230
12/21/2018	Buy	1,500
12/24/2018	Buy	500
02/01/2019	Sell	(1,500)
02/04/2019	Sell	(2,000)
02/05/2019	Sell	(504)
02/062019	Sell	(5)
02/14/2019	Sell	(1,500)
02/15/2019	Sell	(1,216)
02/19/2019	Sell	(3,275)
02/20/2019	Sell	(1,500)

ART-FGT Family Partners Limited

Trade Date	Transaction	Quantity
10/10/2017	Sell	(5,000)
10/11/2017	Sell	(2,685)
10/12/2017	Sell	(2,315)
11/10/2017	Sell	(5)
1/11/2018	Sell	(2,000)
10/11/2018	Buy	500
10/24/2018	Buy	500

Tessler Family Limited Partnership

Trade Date	Transaction	Quantity
5/19/2017	Buy	300

Eric L. Oliver

Trade Date	Transaction	Quantity
9/17/2018	Buy	100

Debeck LLC

Trade Date	Transaction	Quantity
12/13/2018	Buy	100
12/17/2018	Buy	100
12/18/2018	Buy	100

Debeck Properties, LP

Trade Date	Transaction	Quantity
12/13/2018	Buy	100
12/17/2018	Buy	100
12/18/2018	Buy	100

Trusts Administered for the Benefit of Mr. Oliver’s Grandchildren

Kian Myles Danley Custodian Account

Trade Date	Transaction	Quantity
5/10/2017	Buy	50

Lawson Thomas Oliver Custodianship

Trade Date	Transaction	Quantity
10/26/2017	Buy	50

Wendy Delphine Oliver Custodianship

Trade Date	Transaction	Quantity
12/22/2017	Buy	50

Horizon Asset Management, LLC

Trade Date	Transaction	Quantity
3/1/2017	Buy	2,765
3/1/2017	Sell	(196)
3/2/2017	Buy	1,021
3/2/2017	Sell	(51)
3/3/2017	Buy	2,745
3/3/2017	Sell	(504)
3/6/2017	Buy	1,575
3/6/2017	Sell	(28)
3/7/2017	Buy	190
3/7/2017	Sell	(60)
3/8/2017	Buy	190
3/8/2017	Sell	(53)
3/9/2017	Buy	298
3/9/2017	Sell	(43)
3/10/2017	Buy	279
3/10/2017	Sell	(16)
3/13/2017	Sell	(15)
3/14/2017	Buy	1,619
3/15/2017	Buy	3,470
3/16/2017	Buy	899
3/17/2017	Buy	266
3/17/2017	Sell	(27)
3/20/2017	Buy	282
3/21/2017	Buy	320
3/21/2017	Sell	(25)
3/22/2017	Buy	288
3/22/2017	Sell	(362)
3/23/2017	Buy	280
3/23/2017	Sell	(169)
3/24/2017	Buy	305
3/24/2017	Sell	(204)
3/27/2017	Buy	535
Trade Date	Transaction	Quantity
3/28/2017	Buy	225
3/29/2017	Buy	1,830
3/30/2017	Buy	3,898
3/30/2017	Sell	(327)
3/31/2017	Buy	4,158
4/3/2017	Buy	1,564
4/3/2017	Sell	(74)
4/4/2017	Buy	1,089
4/5/2017	Buy	5,520
4/5/2017	Sell	(130)
4/6/2017	Buy	6,365
4/6/2017	Sell	(137)
4/7/2017	Buy	1,198
4/10/2017	Buy	6,319
4/11/2017	Buy	581
4/12/2017	Buy	320
4/12/2017	Sell	(8)
4/13/2017	Buy	2,234
4/17/2017	Buy	1,396
4/18/2017	Buy	4,925
4/19/2017	Buy	2,905
4/20/2017	Buy	3,429
4/20/2017	Sell	(41)
4/21/2017	Buy	2,955
4/21/2017	Sell	(504)
4/24/2017	Buy	5,281
4/24/2017	Sell	(2,000)
4/25/2017	Buy	1,178
4/25/2017	Sell	(53)
4/26/2017	Buy	226
4/27/2017	Buy	289
4/28/2017	Buy	308
5/1/2017	Buy	348
5/1/2017	Sell	(137)
5/2/2017	Buy	616
5/2/2017	Sell	(35)
5/3/2017	Buy	348
5/4/2017	Buy	533
5/5/2017	Buy	495
5/5/2017	Sell	(145)
5/8/2017	Buy	304
5/9/2017	Buy	363
5/10/2017	Buy	512
5/10/2017	Sell	(55)
5/11/2017	Buy	372
5/12/2017	Buy	314
5/12/2017	Sell	(12)
5/15/2017	Buy	260
5/16/2017	Buy	1,594
5/16/2017	Sell	(80)

Trade Date	Transaction	Quantity
5/17/2017	Buy	726
5/17/2017	Sell	(325)
5/18/2017	Buy	298
5/19/2017	Buy	424
5/22/2017	Buy	371
5/23/2017	Buy	456
5/23/2017	Sell	(70)
5/24/2017	Buy	318
5/25/2017	Buy	1,044
5/25/2017	Sell	(433)
5/26/2017	Buy	1,128
5/30/2017	Buy	1,182
5/30/2017	Sell	(163)
5/31/2017	Buy	1,104
5/31/2017	Sell	(34)
6/1/2017	Buy	1,110
6/2/2017	Buy	1,165
6/2/2017	Sell	(27)
6/5/2017	Buy	1,441
6/5/2017	Sell	(83)
6/6/2017	Buy	1,455
6/6/2017	Sell	(104)
6/7/2017	Buy	1,791
6/8/2017	Buy	2,278
6/8/2017	Sell	(55)
6/9/2017	Buy	1,308
6/12/2017	Buy	1,338
6/12/2017	Sell	(54)
6/13/2017	Buy	1,592
6/13/2017	Sell	(17)
6/14/2017	Buy	1,696
6/14/2017	Sell	(792)
6/15/2017	Buy	718
6/16/2017	Buy	963
6/16/2017	Sell	(24)
6/19/2017	Buy	1,612
6/19/2017	Sell	(251)
6/20/2017	Buy	1,168
6/20/2017	Sell	(21)
6/21/2017	Buy	1,706
6/21/2017	Sell	(11)
6/22/2017	Buy	1,171
6/23/2017	Buy	1,501
6/26/2017	Buy	1,529
6/26/2017	Sell	(71)
6/27/2017	Buy	1,394
6/28/2017	Buy	1,462
6/29/2017	Buy	1,667
6/29/2017	Sell	(7)
6/30/2017	Buy	1,452
Trade Date	Transaction	Quantity
7/3/2017	Buy	1,525
7/5/2017	Buy	1,235
7/6/2017	Buy	1,116
7/7/2017	Buy	1,147
7/7/2017	Sell	(54)
7/10/2017	Buy	1,163
7/10/2017	Sell	(98)
7/11/2017	Buy	1,589
7/11/2017	Sell	(466)
7/12/2017	Buy	1,218
7/13/2017	Buy	1,245
7/14/2017	Buy	1,379
7/17/2017	Buy	1,422
7/18/2017	Buy	1,360
7/19/2017	Buy	1,349
7/19/2017	Sell	(13)
7/20/2017	Buy	1,402
7/20/2017	Sell	(67)
7/21/2017	Buy	1,782
7/21/2017	Sell	(43)
7/24/2017	Buy	3,208
7/25/2017	Buy	4,667
7/25/2017	Sell	(1,625)
7/26/2017	Buy	2,985
7/27/2017	Buy	1,261
7/27/2017	Sell	(57)
7/28/2017	Buy	1,286
7/28/2017	Sell	(130)
7/31/2017	Buy	1,105
8/1/2017	Buy	1,328
8/2/2017	Buy	1,242
8/2/2017	Sell	(30)
8/3/2017	Buy	1,471
8/4/2017	Buy	1,682
8/7/2017	Buy	1,323
8/8/2017	Buy	1,602
8/9/2017	Buy	353
8/9/2017	Sell	(233)
8/10/2017	Buy	278
8/10/2017	Sell	(36)
8/11/2017	Buy	1,986
8/11/2017	Sell	(140)
8/14/2017	Buy	1,598
8/15/2017	Buy	739
8/15/2017	Sell	(175)
8/16/2017	Buy	334
8/17/2017	Buy	1,210
8/17/2017	Sell	(478)
8/18/2017	Buy	1,322
8/18/2017	Sell	(24)

Trade Date	Transaction	Quantity
8/21/2017	Buy	885
8/21/2017	Sell	(293)
8/22/2017	Buy	341
8/22/2017	Sell	(37)
8/23/2017	Buy	985
8/23/2017	Sell	(66)
8/24/2017	Buy	372
8/25/2017	Buy	373
8/25/2017	Sell	(26)
8/28/2017	Buy	333
8/28/2017	Sell	(41)
8/29/2017	Buy	341
8/30/2017	Buy	475
8/31/2017	Buy	356
9/1/2017	Buy	319
9/5/2017	Buy	263
9/6/2017	Buy	1,187
9/6/2017	Sell	(6)
9/7/2017	Buy	229
9/8/2017	Buy	311
9/8/2017	Sell	(5)
9/11/2017	Buy	258
9/11/2017	Sell	(13)
9/12/2017	Buy	2,497
9/12/2017	Sell	(1,321)
9/13/2017	Buy	1,178
9/14/2017	Buy	2,270
9/15/2017	Buy	551
9/15/2017	Sell	(221)
9/18/2017	Buy	184
9/18/2017	Sell	(10)
9/19/2017	Buy	234
9/20/2017	Buy	1,184
9/21/2017	Buy	168
9/22/2017	Buy	1,509
9/25/2017	Buy	158
9/25/2017	Sell	(301)
9/26/2017	Buy	218
9/26/2017	Sell	(10)
9/27/2017	Buy	1,189
9/28/2017	Buy	308
9/29/2017	Buy	555
9/29/2017	Sell	(59)
10/2/2017	Buy	310
10/2/2017	Sell	(28)
10/3/2017	Buy	898
10/3/2017	Sell	(96)
10/4/2017	Buy	1,682
10/5/2017	Buy	873
10/6/2017	Buy	737
Trade Date	Transaction	Quantity
10/9/2017	Buy	306
10/9/2017	Sell	(49)
10/10/2017	Buy	2,094
10/11/2017	Buy	454
10/12/2017	Buy	371
10/12/2017	Sell	(35)
10/13/2017	Buy	433
10/16/2017	Buy	393
10/17/2017	Buy	729
10/18/2017	Buy	430
10/18/2017	Sell	(64)
10/19/2017	Buy	429
10/20/2017	Buy	453
10/20/2017	Sell	(21)
10/23/2017	Buy	455
10/24/2017	Buy	888
10/24/2017	Sell	(266)
10/25/2017	Buy	466
10/25/2017	Sell	(267)
10/26/2017	Buy	837
10/27/2017	Buy	3,349
10/27/2017	Sell	(2,150)
10/30/2017	Buy	1,152
10/31/2017	Buy	481
10/31/2017	Sell	(158)
11/1/2017	Buy	523
11/1/2017	Sell	(293)
11/2/2017	Buy	575
11/3/2017	Buy	1,388
11/6/2017	Buy	589
11/6/2017	Sell	(107)
11/7/2017	Buy	823
11/7/2017	Sell	(29)
11/8/2017	Buy	558
11/8/2017	Sell	(17)
11/9/2017	Buy	1,657
11/9/2017	Sell	(54)
11/10/2017	Buy	570
11/13/2017	Buy	556
11/13/2017	Sell	(28)
11/14/2017	Buy	570
11/15/2017	Buy	645
11/16/2017	Buy	555
11/16/2017	Sell	(25)
11/17/2017	Buy	770
11/17/2017	Sell	(19)
11/20/2017	Buy	799
11/21/2017	Buy	597
11/22/2017	Buy	529
11/22/2017	Sell	(17)

Trade Date	Transaction	Quantity
11/24/2017	Buy	416
11/27/2017	Buy	517
11/27/2017	Sell	(101)
11/28/2017	Buy	502
11/29/2017	Buy	416
11/29/2017	Sell	(186)
11/30/2017	Buy	428
11/30/2017	Sell	(269)
12/1/2017	Buy	428
12/1/2017	Sell	(124)
12/4/2017	Buy	498
12/4/2017	Sell	(67)
12/5/2017	Buy	365
12/6/2017	Buy	427
12/7/2017	Buy	1,355
12/8/2017	Buy	573
12/8/2017	Sell	(1)
12/11/2017	Buy	582
12/11/2017	Sell	(15)
12/12/2017	Buy	656
12/12/2017	Sell	(159)
12/13/2017	Buy	603
12/14/2017	Buy	603
12/14/2017	Sell	(50)
12/15/2017	Buy	568
12/18/2017	Buy	800
12/18/2017	Sell	(17)
12/19/2017	Buy	1,847
12/19/2017	Sell	(354)
12/20/2017	Buy	745
12/21/2017	Buy	601
12/21/2017	Sell	(6)
12/22/2017	Buy	602
12/22/2017	Sell	(1,013)
12/26/2017	Buy	950
12/26/2017	Sell	(255)
12/27/2017	Buy	636
12/27/2017	Sell	(709)
12/28/2017	Buy	900
12/29/2017	Buy	818
1/2/2018	Buy	888
1/2/2018	Sell	(67)
1/3/2018	Buy	863
1/4/2018	Buy	698
1/4/2018	Sell	(16)
1/5/2018	Buy	762
1/8/2018	Buy	816
1/8/2018	Sell	(36)
1/9/2018	Buy	1,629
1/9/2018	Sell	(46)
Trade Date	Transaction	Quantity
1/10/2018	Buy	6,984
1/11/2018	Buy	938
1/11/2018	Sell	(32)
1/12/2018	Buy	845
1/12/2018	Sell	(217)
1/16/2018	Buy	1,637
1/17/2018	Buy	745
1/17/2018	Sell	(73)
1/18/2018	Buy	1,260
1/18/2018	Sell	(236)
1/19/2018	Buy	1,826
1/19/2018	Sell	(1,578)
1/22/2018	Buy	933
1/22/2018	Sell	(1,082)
1/23/2018	Buy	862
1/23/2018	Sell	(861)
1/24/2018	Buy	901
1/24/2018	Sell	(840)
1/25/2018	Buy	808
1/25/2018	Sell	(943)
1/26/2018	Buy	1,137
1/26/2018	Sell	(881)
1/29/2018	Buy	1,997
1/29/2018	Sell	(1,244)
1/30/2018	Buy	716
1/30/2018	Sell	(838)
1/31/2018	Buy	1,062
1/31/2018	Sell	(658)
2/1/2018	Buy	790
2/1/2018	Sell	(1,309)
2/2/2018	Buy	738
2/2/2018	Sell	(660)
2/5/2018	Buy	824
2/5/2018	Sell	(658)
2/6/2018	Buy	812
2/6/2018	Sell	(722)
2/7/2018	Buy	784
2/7/2018	Sell	(896)
2/8/2018	Buy	1,001
2/8/2018	Sell	(672)
2/9/2018	Buy	736
2/9/2018	Sell	(646)
2/12/2018	Buy	1,819
2/12/2018	Sell	(1,627)
2/13/2018	Buy	1,039
2/13/2018	Sell	(1,065)
2/14/2018	Buy	946
2/14/2018	Sell	(1,182)
2/15/2018	Buy	1,064
2/15/2018	Sell	(895)

Trade Date	Transaction	Quantity
2/16/2018	Buy	848
2/16/2018	Sell	(869)
2/20/2018	Buy	1,010
2/20/2018	Sell	(840)
2/21/2018	Buy	828
2/21/2018	Sell	(794)
2/22/2018	Buy	934
2/22/2018	Sell	(436)
2/23/2018	Buy	550
2/26/2018	Buy	506
2/26/2018	Sell	(70)
2/27/2018	Buy	479
2/27/2018	Sell	(225)
2/28/2018	Buy	491
3/1/2018	Buy	535
3/2/2018	Buy	637
3/5/2018	Buy	1,364
3/6/2018	Buy	586
3/6/2018	Sell	(22)
3/7/2018	Buy	746
3/8/2018	Buy	584
3/8/2018	Sell	(118)
3/9/2018	Buy	578
3/9/2018	Sell	(28)
3/12/2018	Buy	549
3/12/2018	Sell	(42)
3/13/2018	Buy	1,362
3/14/2018	Buy	1,524
3/14/2018	Sell	(1,496)
3/15/2018	Buy	1,631
3/15/2018	Sell	(1,454)
3/16/2018	Buy	1,471
3/16/2018	Sell	(1,403)
3/19/2018	Buy	1,649
3/19/2018	Sell	(1,716)
3/20/2018	Buy	5,864
3/20/2018	Sell	(1,725)
3/21/2018	Buy	2,863
3/21/2018	Sell	(2,000)
3/22/2018	Buy	2,163
3/22/2018	Sell	(1,576)
3/23/2018	Buy	1,578
3/23/2018	Sell	(1,000)
3/26/2018	Buy	1,057
3/26/2018	Sell	(348)
3/27/2018	Buy	897
3/27/2018	Sell	(449)
3/28/2018	Buy	2,825
3/28/2018	Sell	(2,251)
3/29/2018	Buy	2,021
Trade Date	Transaction	Quantity
3/29/2018	Sell	(1,456)
4/2/2018	Buy	1,156
4/2/2018	Sell	(492)
4/3/2018	Buy	1,058
4/3/2018	Sell	(851)
4/4/2018	Buy	996
4/4/2018	Sell	(749)
4/5/2018	Buy	1,363
4/5/2018	Sell	(1,036)
4/6/2018	Buy	1,825
4/6/2018	Sell	(1,521)
4/9/2018	Buy	1,722
4/9/2018	Sell	(1,408)
4/10/2018	Buy	2,770
4/10/2018	Sell	(2,317)
4/11/2018	Buy	1,002
4/11/2018	Sell	(883)
4/12/2018	Buy	1,356
4/12/2018	Sell	(996)
4/13/2018	Buy	1,850
4/13/2018	Sell	(1,042)
4/16/2018	Buy	3,146
4/16/2018	Sell	(1,027)
4/17/2018	Buy	1,395
4/17/2018	Sell	(914)
4/18/2018	Buy	1,326
4/18/2018	Sell	(1,383)
4/19/2018	Buy	1,267
4/19/2018	Sell	(1,000)
4/20/2018	Buy	562
4/20/2018	Sell	(336)
4/23/2018	Buy	1,147
4/23/2018	Sell	(1,000)
4/24/2018	Buy	1,413
4/24/2018	Sell	(1,000)
4/25/2018	Buy	436
4/25/2018	Sell	(332)
4/26/2018	Buy	513
4/26/2018	Sell	(336)
4/27/2018	Buy	470
4/27/2018	Sell	(204)
4/30/2018	Buy	767
4/30/2018	Sell	(266)
5/1/2018	Buy	1,582
5/1/2018	Sell	(79)
5/2/2018	Buy	1,362
5/2/2018	Sell	(160)
5/3/2018	Buy	1,511
5/3/2018	Sell	(47)
5/4/2018	Buy	2,699

Trade Date	Transaction	Quantity
5/4/2018	Sell	(36)
5/7/2018	Buy	1,417
5/7/2018	Sell	(36)
5/8/2018	Buy	1,424
5/8/2018	Sell	(36)
5/9/2018	Buy	475
5/9/2018	Sell	(152)
5/10/2018	Buy	227
5/10/2018	Sell	(232)
5/11/2018	Buy	257
5/11/2018	Sell	(36)
5/14/2018	Buy	1,459
5/14/2018	Sell	(36)
5/15/2018	Buy	592
5/15/2018	Sell	(210)
5/16/2018	Buy	1,337
5/16/2018	Sell	(319)
5/17/2018	Buy	1,606
5/17/2018	Sell	(30)
5/18/2018	Buy	2,172
5/18/2018	Sell	(134)
5/21/2018	Buy	331
5/21/2018	Sell	(30)
5/22/2018	Buy	331
5/22/2018	Sell	(80)
5/23/2018	Buy	408
5/23/2018	Sell	(30)
5/24/2018	Buy	3,235
5/24/2018	Sell	(2,930)
5/25/2018	Buy	2,404
5/25/2018	Sell	(36)
5/29/2018	Buy	165
5/29/2018	Sell	(36)
5/30/2018	Buy	194
5/30/2018	Sell	(18)
5/31/2018	Buy	860
5/31/2018	Sell	(768)
6/1/2018	Buy	300
6/1/2018	Sell	(174)
6/4/2018	Buy	197
6/4/2018	Sell	(18)
6/5/2018	Buy	156
6/5/2018	Sell	(18)
6/6/2018	Buy	319
6/6/2018	Sell	(18)
6/7/2018	Buy	621
6/7/2018	Sell	(143)
6/8/2018	Buy	381
6/8/2018	Sell	(243)
6/11/2018	Buy	172
Trade Date	Transaction	Quantity
6/11/2018	Sell	(18)
6/12/2018	Buy	232
6/12/2018	Sell	(18)
6/13/2018	Buy	285
6/13/2018	Sell	(140)
6/14/2018	Buy	220
6/14/2018	Sell	(112)
6/15/2018	Buy	290
6/15/2018	Sell	(18)
6/18/2018	Buy	371
6/18/2018	Sell	(43)
6/19/2018	Buy	231
6/19/2018	Sell	(18)
6/20/2018	Buy	241
6/20/2018	Sell	(18)
6/21/2018	Buy	230
6/22/2018	Buy	442
6/22/2018	Sell	(44)
6/25/2018	Buy	373
6/25/2018	Sell	(18)
6/26/2018	Buy	459
6/26/2018	Sell	(18)
6/27/2018	Buy	318
6/27/2018	Sell	(18)
6/28/2018	Buy	269
6/28/2018	Sell	(22)
6/29/2018	Buy	501
6/29/2018	Sell	(563)
7/2/2018	Buy	223
7/2/2018	Sell	(4)
7/3/2018	Buy	213
7/5/2018	Buy	246
7/5/2018	Sell	(4)
7/6/2018	Buy	355
7/6/2018	Sell	(4)
7/9/2018	Buy	335
7/9/2018	Sell	(91)
7/10/2018	Buy	236
7/10/2018	Sell	(32)
7/11/2018	Buy	1,427
7/11/2018	Sell	(1,129)
7/12/2018	Buy	237
7/12/2018	Sell	(4)
7/13/2018	Buy	256
7/13/2018	Sell	(4)
7/16/2018	Buy	101
7/16/2018	Sell	(61)
7/17/2018	Buy	77
7/17/2018	Sell	(4)
7/18/2018	Buy	76

Trade Date	Transaction	Quantity
7/18/2018	Sell	(4)
7/19/2018	Buy	187
7/19/2018	Sell	(4)
7/20/2018	Buy	185
7/20/2018	Sell	(4)
7/23/2018	Buy	385
7/23/2018	Sell	(148)
7/24/2018	Buy	241
7/24/2018	Sell	(4)
7/25/2018	Buy	208
7/25/2018	Sell	(4)
7/26/2018	Buy	186
7/26/2018	Sell	(4)
7/27/2018	Buy	243
7/27/2018	Sell	(61)
7/30/2018	Buy	367
7/30/2018	Sell	(21)
7/31/2018	Buy	222
7/31/2018	Sell	(107)
8/1/2018	Buy	516
8/1/2018	Sell	(125)
8/2/2018	Buy	218
8/2/2018	Sell	(4)
8/3/2018	Buy	187
8/3/2018	Sell	(10)
8/6/2018	Buy	171
8/6/2018	Sell	(4)
8/7/2018	Buy	103
8/7/2018	Sell	(4)
8/8/2018	Buy	87
8/8/2018	Sell	(34)
8/9/2018	Buy	85
8/9/2018	Sell	(4)
8/10/2018	Buy	155
8/10/2018	Sell	(4)
8/13/2018	Buy	127
8/13/2018	Sell	(40)
8/14/2018	Buy	85
8/14/2018	Sell	(4)
8/15/2018	Buy	192
8/15/2018	Sell	(4)
8/16/2018	Buy	86
8/16/2018	Sell	(4)
8/17/2018	Buy	86
8/17/2018	Sell	(4)
8/20/2018	Buy	85
8/20/2018	Sell	(4)
8/21/2018	Buy	538
8/21/2018	Sell	(160)
8/22/2018	Buy	86
Trade Date	Transaction	Quantity
8/22/2018	Sell	(4)
8/23/2018	Buy	519
8/23/2018	Sell	(438)
8/24/2018	Buy	85
8/24/2018	Sell	(4)
8/27/2018	Buy	85
8/27/2018	Sell	(4)
8/28/2018	Buy	85
8/28/2018	Sell	(36)
8/29/2018	Buy	64
8/29/2018	Sell	(57)
8/30/2018	Buy	78
8/30/2018	Sell	(4)
8/31/2018	Buy	127
8/31/2018	Sell	(4)
9/4/2018	Buy	1,612
9/4/2018	Sell	(1,528)
9/5/2018	Buy	80
9/5/2018	Sell	(4)
9/6/2018	Buy	503
9/6/2018	Sell	(387)
9/7/2018	Buy	215
9/7/2018	Sell	(273)
9/10/2018	Buy	103
9/10/2018	Sell	(29)
9/11/2018	Buy	106
9/11/2018	Sell	(4)
9/12/2018	Buy	87
9/12/2018	Sell	(4)
9/13/2018	Buy	380
9/13/2018	Sell	(4)
9/14/2018	Buy	108
9/14/2018	Sell	(4)
9/17/2018	Buy	62
9/17/2018	Sell	(4)
9/18/2018	Buy	455
9/18/2018	Sell	(367)
9/19/2018	Buy	62
9/19/2018	Sell	(4)
9/20/2018	Buy	62
9/20/2018	Sell	(4)
9/21/2018	Buy	65
9/21/2018	Sell	(31)
9/24/2018	Buy	91
9/24/2018	Sell	(4)
9/25/2018	Buy	97
9/25/2018	Sell	(4)
9/26/2018	Buy	135
9/26/2018	Sell	(19)
9/27/2018	Buy	160

Trade Date	Transaction	Quantity
9/27/2018	Sell	(4)
9/28/2018	Buy	132
9/28/2018	Sell	(85)
10/1/2018	Buy	62
10/1/2018	Sell	(4)
10/2/2018	Buy	92
10/2/2018	Sell	(31)
10/3/2018	Buy	62
10/3/2018	Sell	(4)
10/4/2018	Buy	68
10/4/2018	Sell	(4)
10/5/2018	Buy	62
10/5/2018	Sell	(4)
10/8/2018	Buy	106
10/8/2018	Sell	(4)
10/9/2018	Buy	142
10/9/2018	Sell	(4)
10/10/2018	Buy	97
10/10/2018	Sell	(4)
10/11/2018	Buy	99
10/11/2018	Sell	(4)
10/12/2018	Buy	118
10/12/2018	Sell	(82)
10/15/2018	Buy	97
10/15/2018	Sell	(4)
10/16/2018	Buy	1,293
10/16/2018	Sell	(38)
10/17/2018	Buy	101
10/17/2018	Sell	(4)
10/18/2018	Buy	139
10/18/2018	Sell	(4)
10/19/2018	Buy	131
10/19/2018	Sell	(40)
10/22/2018	Buy	122
10/22/2018	Sell	(190)
10/23/2018	Buy	244
10/23/2018	Sell	(388)
10/24/2018	Buy	99
10/24/2018	Sell	(128)
10/25/2018	Buy	130
10/25/2018	Sell	(38)
10/26/2018	Buy	90
10/26/2018	Sell	(31)
10/29/2018	Buy	216
10/29/2018	Sell	(763)
10/30/2018	Buy	207
10/30/2018	Sell	(165)
10/31/2018	Buy	165
10/31/2018	Sell	(143)
11/1/2018	Buy	155
Trade Date	Transaction	Quantity
11/1/2018	Sell	(881)
11/2/2018	Buy	57
11/2/2018	Sell	(64)
11/5/2018	Buy	92
11/5/2018	Sell	(84)
11/6/2018	Buy	130
11/6/2018	Sell	(95)
11/7/2018	Buy	56
11/7/2018	Sell	(34)
11/8/2018	Buy	134
11/8/2018	Sell	(90)
11/9/2018	Buy	698
11/9/2018	Sell	(613)
11/12/2018	Buy	70
11/12/2018	Sell	(197)
11/13/2018	Buy	56
11/13/2018	Sell	(134)
11/14/2018	Buy	187
11/14/2018	Sell	(190)
11/15/2018	Buy	566
11/15/2018	Sell	(188)
11/16/2018	Buy	100
11/16/2018	Sell	(34)
11/19/2018	Buy	688
11/19/2018	Sell	(34)
11/20/2018	Buy	58
11/20/2018	Sell	(34)
11/21/2018	Buy	96
11/21/2018	Sell	(93)
11/23/2018	Buy	106
11/23/2018	Sell	(300)
11/26/2018	Buy	290
11/26/2018	Sell	(217)
11/27/2018	Buy	61
11/27/2018	Sell	(155)
11/28/2018	Buy	115
11/28/2018	Sell	(93)
11/29/2018	Buy	70
11/29/2018	Sell	(30)
11/30/2018	Buy	56
11/30/2018	Sell	(120)
12/3/2018	Buy	91
12/3/2018	Sell	(59)
12/4/2018	Buy	1,110
12/4/2018	Sell	(199)
12/6/2018	Buy	57
12/6/2018	Sell	(84)
12/7/2018	Buy	163
12/7/2018	Sell	(903)
12/10/2018	Buy	76

Trade Date	Transaction	Quantity
12/10/2018	Sell	(4)
12/11/2018	Buy	78
12/11/2018	Sell	(234)
12/12/2018	Buy	125
12/12/2018	Sell	(160)
12/13/2018	Buy	161
12/13/2018	Sell	(104)
12/14/2018	Buy	138
12/14/2018	Sell	(304)
12/17/2018	Buy	156
12/17/2018	Sell	(135)
12/18/2018	Buy	151
12/18/2018	Sell	(440)
12/19/2018	Buy	447
12/19/2018	Sell	(204)
12/20/2018	Buy	155
12/20/2018	Sell	(1,029)
12/21/2018	Buy	404
12/21/2018	Sell	(2,957)
12/24/2018	Buy	127
12/24/2018	Sell	(117)
12/26/2018	Buy	648
12/26/2018	Sell	(714)
12/27/2018	Buy	1,059
12/27/2018	Sell	(4)
12/28/2018	Buy	269
12/28/2018	Sell	(108)
12/31/2018	Buy	172
12/31/2018	Sell	(4)
1/2/2019	Buy	107
1/2/2019	Sell	(7)
1/3/2019	Buy	158
1/3/2019	Sell	(178)
1/4/2019	Buy	442
1/4/2019	Sell	(4)
1/7/2019	Buy	303
1/7/2019	Sell	(158)
1/8/2019	Buy	89
1/8/2019	Sell	(4)
1/9/2019	Buy	445
1/9/2019	Sell	(4)
1/10/2019	Buy	117
1/10/2019	Sell	(82)
1/11/2019	Buy	108
1/11/2019	Sell	(54)
1/14/2019	Buy	123
1/14/2019	Sell	(216)
1/15/2019	Buy	119
1/15/2019	Sell	(4)
1/16/2019	Buy	108
Trade Date	Transaction	Quantity
1/16/2019	Sell	(4)
1/17/2019	Buy	375
1/17/2019	Sell	(109)
1/18/2019	Buy	427
1/18/2019	Sell	(4)
1/22/2019	Buy	148
1/22/2019	Sell	(4)
1/23/2019	Buy	103
1/23/2019	Sell	(4)
1/24/2019	Buy	103
1/24/2019	Sell	(124)
1/25/2019	Buy	125
1/25/2019	Sell	(208)
1/28/2019	Buy	125
1/28/2019	Sell	(29)
1/29/2019	Buy	121
1/29/2019	Sell	(4)
1/30/2019	Buy	105
1/30/2019	Sell	(30)
1/31/2019	Buy	103
1/31/2019	Sell	(45)
2/1/2019	Buy	105
2/1/2019	Sell	(184)
2/4/2019	Buy	109
2/4/2019	Sell	(380)
2/5/2019	Buy	112
2/5/2019	Sell	(185)
2/6/2019	Buy	120
2/6/2019	Sell	(13)
2/7/2019	Buy	128
2/7/2019	Sell	(276)
2/8/2019	Buy	112
2/8/2019	Sell	(4)
2/11/2019	Buy	346
2/11/2019	Sell	(28)
2/12/2019	Buy	228
2/12/2019	Sell	(77)
2/13/2019	Buy	214
2/13/2019	Sell	(124)
2/14/2019	Buy	210
2/14/2019	Sell	(54)
2/15/2019	Buy	301
2/15/2019	Sell	(151)
2/19/2019	Buy	414
2/19/2019	Sell	(258)
2/20/2019	Buy	365
2/20/2019	Sell	(82)
2/21/2019	Buy	261
2/21/2019	Sell	(82)
2/22/2019	Buy	298

Trade Date	Transaction	Quantity
2/22/2019	Sell	(155)
2/25/2019	Buy	268
2/25/2019	Sell	(93)
2/26/2019	Buy	141
2/26/2019	Sell	(165)
2/27/2019	Buy	177
2/27/2019	Sell	(64)
2/28/2019	Buy	353
2/28/2019	Sell	(129)
3/1/2019	Buy	138
3/1/2019	Sell	(22)
3/4/2019	Buy	104
3/4/2019	Sell	(13)
3/5/2019	Buy	132
3/5/2019	Sell	(4)
3/6/2019	Buy	112
3/6/2019	Sell	(4)
3/7/2019	Buy	219
3/7/2019	Sell	(218)
3/8/2019	Buy	161
3/8/2019	Sell	(13)
3/11/2019	Buy	81
3/11/2019	Sell	(122)
3/12/2019	Buy	147
3/12/2019	Sell	(302)
3/13/2019	Buy	215
3/13/2019	Sell	(215)
3/14/2019	Buy	274
3/14/2019	Sell	(221)
3/15/2019	Buy	651
3/15/2019	Sell	(395)
3/15/2019	Buy	651
3/15/2019	Sale	(395)
3/18/2019	Buy	221
3/18/2019	Sell	(208)
3/18/2019	Buy	221
3/18/2019	Sale	(208)
3/19/2019	Buy	206
3/19/2019	Sale	(158)
3/20/2019	Buy	139
3/20/2019	Sale	(122)
3/21/2019	Buy	163
3/21/2019	Sale	(96)
3/22/2019	Buy	139
3/22/2019	Sale	(173)
3/25/2019	Buy	147
3/25/2019	Sale	(156)
3/26/2019	Buy	210
3/26/2019	Sale	(152)
3/27/2019	Buy	174
Trade Date	Transaction	Quantity
3/27/2019	Sale	(273)
3/28/2019	Buy	149
3/28/2019	Sale	(77)
3/29/2019	Buy	145
3/29/2019	Sale	(86)
4/1/2019	Buy	125
4/1/2019	Sale	(91)
4/2/2019	Buy	157
4/2/2019	Sale	(129)
4/3/2019	Buy	231
4/3/2019	Sale	(162)

Kinetics Advisers, LLC

Trade Date	Transaction	Quantity
3/1/2017	Sell	(4)
3/2/2017	Sell	(4)
3/3/2017	Sell	(4)
3/6/2017	Sell	(4)
3/17/2017	Buy	6
3/17/2017	Sell	(6)
6/14/2017	Buy	24
8/7/2017	Buy	4
8/9/2017	Buy	8
8/15/2017	Buy	4
8/17/2017	Buy	8
9/1/2017	Buy	8
12/13/2017	Sell	(4)
12/14/2017	Sell	(4)
12/15/2017	Sell	(4)
12/18/2017	Sell	(4)
12/21/2017	Sell	(16)
12/22/2017	Sell	(18)
12/26/2017	Sell	(4)
12/27/2017	Sell	(4)
12/28/2017	Sell	(4)
12/29/2017	Sell	(12)
1/2/2018	Sell	(40)
1/3/2018	Sell	(8)
1/4/2018	Sell	(4)
2/7/2018	Sell	(12)
2/8/2018	Sell	(12)
2/9/2018	Sell	(48)
2/23/2018	Buy	10
2/23/2018	Sell	(14)
2/26/2018	Buy	10
2/26/2018	Sell	(118)
2/27/2018	Buy	10
2/27/2018	Sell	(118)
2/28/2018	Buy	10
2/28/2018	Sell	(118)

Trade Date	Transaction	Quantity
3/1/2018	Buy	10
3/1/2018	Sell	(118)
3/2/2018	Buy	10
3/2/2018	Sell	(18)
3/5/2018	Buy	10
3/5/2018	Sell	(10)
3/6/2018	Buy	10
3/6/2018	Sell	(10)
3/7/2018	Buy	10
3/7/2018	Sell	(12)
3/8/2018	Buy	10
3/8/2018	Sell	(12)
3/9/2018	Buy	10
3/9/2018	Sell	(12)
3/12/2018	Buy	10
3/12/2018	Sell	(12)
3/13/2018	Buy	10
3/13/2018	Sell	(12)
3/14/2018	Buy	10
3/14/2018	Sell	(6)
3/15/2018	Buy	10
3/15/2018	Sell	(6)
3/16/2018	Buy	10
3/16/2018	Sell	(6)
3/19/2018	Buy	10
3/20/2018	Buy	10
3/20/2018	Sell	(6)
3/21/2018	Buy	10
3/21/2018	Sell	(6)
3/22/2018	Buy	10
3/22/2018	Sell	(6)
3/23/2018	Buy	10
3/23/2018	Sell	(6)
3/26/2018	Buy	10
3/26/2018	Sell	(6)
3/27/2018	Buy	10
3/27/2018	Sell	(6)
3/28/2018	Buy	10
3/28/2018	Sell	(6)
3/29/2018	Sell	(12)
4/2/2018	Sell	(12)
4/3/2018	Sell	(12)
4/4/2018	Sell	(12)
4/5/2018	Sell	(12)
4/6/2018	Sell	(12)
4/9/2018	Sell	(6)
4/10/2018	Sell	(12)
4/11/2018	Sell	(12)
4/12/2018	Sell	(12)
4/13/2018	Sell	(12)
Trade Date	Transaction	Quantity
4/16/2018	Sell	(12)
4/17/2018	Sell	(12)
4/18/2018	Sell	(12)
4/19/2018	Sell	(12)
5/4/2018	Sell	(6)
5/29/2018	Buy	10
3/1/2017	Sell	(4)
3/2/2017	Sell	(4)
3/3/2017	Sell	(4)
3/6/2017	Sell	(4)
3/17/2017	Buy	6
3/17/2017	Sell	(6)
6/14/2017	Buy	24
8/7/2017	Buy	4
8/9/2017	Buy	8
8/15/2017	Buy	4
8/17/2017	Buy	8
9/1/2017	Buy	8
12/13/2017	Sell	(4)
12/14/2017	Sell	(4)
12/15/2017	Sell	(4)
12/18/2017	Sell	(4)
12/21/2017	Sell	(16)
12/22/2017	Sell	(18)
12/26/2017	Sell	(4)
12/27/2017	Sell	(4)
12/28/2017	Sell	(4)
12/29/2017	Sell	(12)
1/2/2018	Sell	(40)
1/3/2018	Sell	(8)
1/4/2018	Sell	(4)
2/7/2018	Sell	(12)
2/8/2018	Sell	(12)
2/9/2018	Sell	(48)
2/23/2018	Buy	10
2/23/2018	Sell	(14)
2/26/2018	Buy	10
2/26/2018	Sell	(118)
2/27/2018	Buy	10
2/27/2018	Sell	(118)
2/28/2018	Buy	10
2/28/2018	Sell	(118)
3/1/2018	Buy	10
3/1/2018	Sell	(118)
3/2/2018	Buy	10
3/2/2018	Sell	(18)
3/5/2018	Buy	10
3/5/2018	Sell	(10)
3/6/2018	Buy	10
3/6/2018	Sell	(10)

Trade Date	Transaction	Quantity
3/7/2018	Buy	10
3/7/2018	Sell	(12)
3/8/2018	Buy	10
3/8/2018	Sell	(12)
3/9/2018	Buy	10
3/9/2018	Sell	(12)
3/12/2018	Buy	10
3/12/2018	Sell	(12)
3/13/2018	Buy	10
3/13/2018	Sell	(12)
3/14/2018	Buy	10
3/14/2018	Sell	(6)
3/15/2018	Buy	10
3/15/2018	Sell	(6)
3/16/2018	Buy	10
3/16/2018	Sell	(6)
3/19/2018	Buy	10
3/20/2018	Buy	10
3/20/2018	Sell	(6)
3/21/2018	Buy	10
3/21/2018	Sell	(6)
3/22/2018	Buy	10
3/22/2018	Sell	(6)
3/23/2018	Buy	10
3/23/2018	Sell	(6)
3/26/2018	Buy	10
3/26/2018	Sell	(6)
3/27/2018	Buy	10
3/27/2018	Sell	(6)
3/28/2018	Buy	10
3/28/2018	Sell	(6)
3/29/2018	Sell	(12)
4/2/2018	Sell	(12)
4/3/2018	Sell	(12)
4/4/2018	Sell	(12)
4/5/2018	Sell	(12)
4/6/2018	Sell	(12)
4/9/2018	Sell	(6)
4/10/2018	Sell	(12)
4/11/2018	Sell	(12)
4/12/2018	Sell	(12)
4/13/2018	Sell	(12)
4/16/2018	Sell	(12)
4/17/2018	Sell	(12)
4/18/2018	Sell	(12)
4/19/2018	Sell	(12)
5/4/2018	Sell	(6)
5/29/2018	Buy	10

Kinetics Asset Management LLC

Trade Date	Transaction	Quantity
3/1/2017	Buy	663
3/1/2017	Sell	(2,872)
3/2/2017	Buy	767
3/2/2017	Sell	(825)
3/3/2017	Buy	660
3/3/2017	Sell	(1,672)
3/6/2017	Buy	660
3/6/2017	Sell	(1,896)
3/7/2017	Buy	660
3/7/2017	Sell	(776)
3/8/2017	Buy	660
3/8/2017	Sell	(776)
3/9/2017	Buy	660
3/9/2017	Sell	(854)
3/10/2017	Buy	660
3/10/2017	Sell	(870)
3/13/2017	Buy	660
3/13/2017	Sell	(3,226)
3/14/2017	Buy	660
3/14/2017	Sell	(1,470)
3/15/2017	Buy	663
3/15/2017	Sell	(4,164)
3/16/2017	Buy	660
3/16/2017	Sell	(1,612)
3/17/2017	Buy	660
3/17/2017	Sell	(866)
3/20/2017	Buy	660
3/20/2017	Sell	(866)
3/21/2017	Buy	660
3/21/2017	Sell	(882)
3/22/2017	Buy	690
3/22/2017	Sell	(548)
3/23/2017	Buy	660
3/23/2017	Sell	(890)
3/24/2017	Buy	860
3/24/2017	Sell	(890)
3/27/2017	Buy	660
3/27/2017	Sell	(888)
3/28/2017	Buy	660
3/28/2017	Sell	(892)
3/29/2017	Buy	660
3/29/2017	Sell	(2,388)
3/30/2017	Buy	660
3/30/2017	Sell	(3,690)
3/31/2017	Buy	660
3/31/2017	Sell	(4,790)
4/3/2017	Buy	660
4/3/2017	Sell	(2,479)
4/4/2017	Buy	660

Trade Date	Transaction	Quantity
4/4/2017	Sell	(975)
4/5/2017	Buy	660
4/5/2017	Sell	(3,998)
4/6/2017	Buy	660
4/6/2017	Sell	(2,239)
4/7/2017	Buy	660
4/7/2017	Sell	(1,686)
4/10/2017	Buy	660
4/10/2017	Sell	(5,206)
4/11/2017	Buy	660
4/11/2017	Sell	(1,336)
4/12/2017	Buy	660
4/12/2017	Sell	(836)
4/13/2017	Buy	660
4/13/2017	Sell	(2,936)
4/17/2017	Buy	660
4/17/2017	Sell	(1,798)
4/18/2017	Buy	660
4/18/2017	Sell	(6,886)
4/19/2017	Buy	660
4/19/2017	Sell	(3,966)
4/20/2017	Buy	660
4/20/2017	Sell	(4,636)
4/21/2017	Buy	660
4/21/2017	Sell	(2,536)
4/24/2017	Buy	660
4/24/2017	Sell	(877)
4/25/2017	Buy	385
4/25/2017	Sell	(555)
4/26/2017	Buy	385
4/26/2017	Sell	(455)
4/27/2017	Buy	385
4/27/2017	Sell	(569)
4/28/2017	Buy	385
4/28/2017	Sell	(643)
5/1/2017	Buy	385
5/1/2017	Sell	(584)
5/2/2017	Buy	385
5/2/2017	Sell	(435)
5/3/2017	Buy	385
5/3/2017	Sell	(715)
5/4/2017	Buy	385
5/4/2017	Sell	(239)
5/5/2017	Buy	385
5/5/2017	Sell	(291)
5/8/2017	Buy	385
5/8/2017	Sell	(124)
5/9/2017	Buy	385
5/9/2017	Sell	(261)
5/10/2017	Buy	385
Trade Date	Transaction	Quantity
5/10/2017	Sell	(261)
5/11/2017	Buy	337
5/12/2017	Buy	275
5/12/2017	Sell	(108)
5/15/2017	Sell	(254)
5/16/2017	Sell	(279)
5/17/2017	Sell	(108)
5/18/2017	Sell	(108)
5/19/2017	Buy	41
5/19/2017	Sell	(36)
5/22/2017	Sell	(36)
5/23/2017	Sell	(72)
5/24/2017	Sell	(162)
5/25/2017	Sell	(1,058)
5/26/2017	Sell	(886)
5/30/2017	Sell	(1,044)
5/31/2017	Sell	(1,022)
6/1/2017	Sell	(1,038)
6/2/2017	Sell	(1,046)
6/5/2017	Sell	(1,046)
6/6/2017	Sell	(1,046)
6/7/2017	Sell	(892)
6/8/2017	Buy	106
6/8/2017	Sell	(1,792)
6/9/2017	Sell	(892)
6/12/2017	Sell	(1,026)
6/13/2017	Sell	(1,094)
6/14/2017	Sell	(90)
6/15/2017	Sell	(90)
6/16/2017	Sell	(90)
6/19/2017	Sell	(108)
6/20/2017	Sell	(90)
6/21/2017	Sell	(90)
6/22/2017	Sell	(142)
6/23/2017	Sell	(376)
6/26/2017	Sell	(382)
6/27/2017	Sell	(388)
6/28/2017	Sell	(412)
6/29/2017	Sell	(420)
6/30/2017	Sell	(421)
7/3/2017	Sell	(422)
7/5/2017	Sell	(220)
7/6/2017	Sell	(220)
7/7/2017	Sell	(220)
7/10/2017	Sell	(220)
7/11/2017	Sell	(220)
7/12/2017	Sell	(314)
7/13/2017	Buy	45
7/13/2017	Sell	(220)
7/14/2017	Sell	(288)

Trade Date	Transaction	Quantity
7/17/2017	Buy	45
7/17/2017	Sell	(220)
7/18/2017	Buy	102
7/18/2017	Sell	(220)
7/19/2017	Buy	100
7/19/2017	Sell	(345)
7/20/2017	Buy	97
7/20/2017	Sell	(306)
7/21/2017	Sell	(354)
7/24/2017	Buy	193
7/24/2017	Sell	(216)
7/25/2017	Sell	(246)
7/26/2017	Buy	187
7/26/2017	Sell	(388)
7/27/2017	Buy	52
7/27/2017	Sell	(348)
7/28/2017	Sell	(90)
7/31/2017	Sell	(222)
8/1/2017	Sell	(342)
8/2/2017	Sell	(358)
8/3/2017	Sell	(554)
8/4/2017	Sell	(554)
8/7/2017	Sell	(238)
8/8/2017	Buy	59
8/8/2017	Sell	(222)
8/9/2017	Buy	6
8/9/2017	Sell	(276)
8/10/2017	Sell	(226)
8/11/2017	Sell	(236)
8/14/2017	Sell	(236)
8/15/2017	Sell	(266)
8/16/2017	Sell	(266)
8/17/2017	Buy	6
8/17/2017	Sell	(386)
8/18/2017	Sell	(312)
8/21/2017	Sell	(226)
8/22/2017	Sell	(244)
8/23/2017	Sell	(226)
8/24/2017	Sell	(256)
8/25/2017	Sell	(226)
8/28/2017	Buy	76
8/28/2017	Sell	(255)
8/29/2017	Sell	(236)
8/30/2017	Buy	57
8/30/2017	Sell	(256)
8/31/2017	Sell	(252)
9/1/2017	Sell	(252)
9/5/2017	Sell	(222)
9/6/2017	Sell	(228)
9/7/2017	Buy	143
Trade Date	Transaction	Quantity
9/7/2017	Sell	(222)
9/8/2017	Sell	(226)
9/11/2017	Sell	(222)
9/12/2017	Sell	(18)
9/13/2017	Sell	(198)
9/14/2017	Buy	5
9/14/2017	Sell	(198)
9/15/2017	Sell	(198)
9/18/2017	Sell	(142)
9/19/2017	Buy	220
9/19/2017	Sell	(146)
9/20/2017	Buy	232
9/20/2017	Sell	(158)
9/21/2017	Sell	(158)
9/22/2017	Sell	(158)
9/25/2017	Buy	116
9/25/2017	Sell	(142)
9/26/2017	Sell	(142)
9/27/2017	Sell	(142)
9/28/2017	Sell	(160)
9/29/2017	Sell	(160)
10/2/2017	Buy	114
10/2/2017	Sell	(142)
10/3/2017	Sell	(167)
10/4/2017	Sell	(142)
10/5/2017	Sell	(84)
10/6/2017	Sell	(102)
10/9/2017	Sell	(80)
10/10/2017	Sell	(84)
10/11/2017	Buy	161
10/11/2017	Sell	(182)
10/12/2017	Sell	(100)
10/13/2017	Sell	(414)
10/16/2017	Sell	(178)
10/17/2017	Buy	111
10/17/2017	Sell	(137)
10/18/2017	Sell	(230)
10/19/2017	Sell	(236)
10/20/2017	Sell	(241)
10/23/2017	Sell	(244)
10/24/2017	Buy	118
10/24/2017	Sell	(264)
10/25/2017	Sell	(264)
10/26/2017	Sell	(250)
10/27/2017	Buy	122
10/27/2017	Sell	(192)
10/30/2017	Sell	(280)
10/31/2017	Sell	(292)
11/1/2017	Sell	(292)
11/2/2017	Sell	(302)

Trade Date	Transaction	Quantity
11/3/2017	Buy	183
11/3/2017	Sell	(320)
11/6/2017	Buy	14
11/6/2017	Sell	(306)
11/7/2017	Buy	16
11/7/2017	Sell	(324)
11/8/2017	Buy	187
11/8/2017	Sell	(306)
11/9/2017	Buy	16
11/9/2017	Sell	(306)
11/10/2017	Buy	14
11/10/2017	Sell	(284)
11/13/2017	Buy	8
11/13/2017	Sell	(306)
11/14/2017	Buy	8
11/14/2017	Sell	(284)
11/15/2017	Buy	8
11/15/2017	Sell	(317)
11/16/2017	Buy	8
11/16/2017	Sell	(314)
11/17/2017	Buy	8
11/17/2017	Sell	(550)
11/20/2017	Buy	8
11/20/2017	Sell	(324)
11/21/2017	Buy	170
11/21/2017	Sell	(331)
11/22/2017	Buy	8
11/22/2017	Sell	(322)
11/24/2017	Buy	8
11/24/2017	Sell	(316)
11/27/2017	Sell	(316)
11/28/2017	Sell	(316)
11/29/2017	Sell	(258)
11/30/2017	Buy	11
11/30/2017	Sell	(258)
12/1/2017	Sell	(286)
12/4/2017	Sell	(268)
12/5/2017	Sell	(342)
12/6/2017	Buy	273
12/6/2017	Sell	(346)
12/7/2017	Sell	(342)
12/8/2017	Sell	(438)
12/11/2017	Sell	(466)
12/12/2017	Buy	9
12/12/2017	Sell	(485)
12/13/2017	Sell	(454)
12/14/2017	Sell	(460)
12/15/2017	Buy	270
12/15/2017	Sell	(463)
12/18/2017	Sell	(463)
Trade Date	Transaction	Quantity
12/19/2017	Sell	(463)
12/20/2017	Sell	(481)
12/21/2017	Sell	(465)
12/22/2017	Sell	(499)
12/26/2017	Sell	(463)
12/27/2017	Sell	(487)
12/28/2017	Buy	4
12/28/2017	Sell	(463)
12/29/2017	Sell	(463)
1/2/2018	Sell	(463)
1/3/2018	Sell	(446)
1/4/2018	Sell	(463)
1/5/2018	Sell	(463)
1/8/2018	Sell	(463)
1/9/2018	Buy	1,753
1/9/2018	Sell	(2,352)
1/10/2018	Buy	1,000
1/10/2018	Sell	(1,682)
1/11/2018	Buy	1,000
1/11/2018	Sell	(1,608)
1/12/2018	Buy	1,000
1/12/2018	Sell	(1,616)
1/16/2018	Buy	1,000
1/16/2018	Sell	(1,607)
1/17/2018	Sell	(541)
1/18/2018	Buy	200
1/18/2018	Sell	(1,335)
1/19/2018	Buy	200
1/19/2018	Sell	(364)
1/22/2018	Buy	200
1/22/2018	Sell	(363)
1/23/2018	Buy	200
1/23/2018	Sell	(364)
1/24/2018	Buy	204
1/24/2018	Sell	(352)
1/25/2018	Buy	233
1/25/2018	Sell	(242)
1/26/2018	Buy	209
1/26/2018	Sell	(251)
1/29/2018	Buy	200
1/29/2018	Sell	(242)
1/30/2018	Buy	200
1/30/2018	Sell	(308)
1/31/2018	Buy	200
1/31/2018	Sell	(242)
2/1/2018	Buy	200
2/1/2018	Sell	(242)
2/2/2018	Buy	204
2/2/2018	Sell	(242)
2/5/2018	Buy	200

Trade Date	Transaction	Quantity
2/5/2018	Sell	(242)
2/6/2018	Buy	200
2/6/2018	Sell	(236)
2/7/2018	Buy	200
2/7/2018	Sell	(236)
2/8/2018	Buy	204
2/8/2018	Sell	(282)
2/9/2018	Buy	200
2/9/2018	Sell	(242)
2/12/2018	Buy	200
2/12/2018	Sell	(206)
2/13/2018	Buy	200
2/13/2018	Sell	(206)
2/14/2018	Buy	200
2/14/2018	Sell	(206)
2/15/2018	Buy	205
2/15/2018	Sell	(206)
2/16/2018	Buy	200
2/16/2018	Sell	(206)
2/20/2018	Buy	200
2/20/2018	Sell	(206)
2/21/2018	Buy	204
2/21/2018	Sell	(242)
2/22/2018	Buy	200
2/22/2018	Sell	(610)
2/23/2018	Sell	(385)
2/26/2018	Buy	18
2/26/2018	Sell	(356)
2/27/2018	Buy	4
2/27/2018	Sell	(359)
2/28/2018	Buy	9
2/28/2018	Sell	(359)
3/1/2018	Buy	1,000
3/1/2018	Sell	(1,359)
3/2/2018	Sell	(466)
3/5/2018	Sell	(1,402)
3/6/2018	Sell	(536)
3/7/2018	Buy	4
3/7/2018	Sell	(538)
3/8/2018	Buy	3
3/8/2018	Sell	(550)
3/9/2018	Buy	2
3/9/2018	Sell	(542)
3/12/2018	Sell	(342)
3/13/2018	Buy	30
3/13/2018	Sell	(1,317)
3/14/2018	Sell	(12)
3/15/2018	Sell	(12)
3/16/2018	Buy	118
3/16/2018	Sell	(106)
Trade Date	Transaction	Quantity
3/19/2018	Buy	100
3/19/2018	Sell	(106)
3/20/2018	Buy	104
3/20/2018	Sell	(4,257)
3/21/2018	Sell	(647)
3/22/2018	Buy	22
3/22/2018	Sell	(555)
3/23/2018	Buy	4
3/23/2018	Sell	(595)
3/26/2018	Sell	(515)
3/27/2018	Sell	(206)
3/28/2018	Buy	77
3/28/2018	Sell	(585)
3/29/2018	Buy	19
3/29/2018	Sell	(517)
4/2/2018	Sell	(500)
4/3/2018	Buy	300
4/3/2018	Sell	(597)
4/4/2018	Buy	300
4/4/2018	Sell	(500)
4/5/2018	Buy	300
4/5/2018	Sell	(500)
4/6/2018	Buy	318
4/6/2018	Sell	(502)
4/9/2018	Sell	(500)
4/10/2018	Sell	(504)
4/12/2018	Buy	18
4/12/2018	Sell	(300)
4/13/2018	Buy	2
4/13/2018	Sell	(441)
4/16/2018	Sell	(441)
4/17/2018	Buy	11
4/17/2018	Sell	(424)
4/18/2018	Buy	300
4/18/2018	Sell	(425)
4/19/2018	Buy	305
4/19/2018	Sell	(556)
4/20/2018	Buy	300
4/20/2018	Sell	(541)
4/23/2018	Buy	300
4/23/2018	Sell	(445)
4/24/2018	Buy	341
4/24/2018	Sell	(711)
4/25/2018	Buy	307
4/25/2018	Sell	(400)
4/26/2018	Buy	300
4/26/2018	Sell	(500)
4/27/2018	Buy	320
4/27/2018	Sell	(755)
4/30/2018	Buy	346

Trade Date	Transaction	Quantity
4/30/2018	Sell	(741)
5/1/2018	Buy	300
5/1/2018	Sell	(1,814)
5/2/2018	Buy	300
5/2/2018	Sell	(1,691)
5/3/2018	Buy	3,600
5/3/2018	Sell	(5,034)
5/4/2018	Buy	302
5/4/2018	Sell	(2,844)
5/7/2018	Buy	300
5/7/2018	Sell	(1,690)
5/8/2018	Buy	316
5/8/2018	Sell	(1,529)
5/9/2018	Buy	1,302
5/9/2018	Sell	(1,666)
5/10/2018	Buy	1,300
5/10/2018	Sell	(1,429)
5/11/2018	Buy	1,300
5/11/2018	Sell	(1,495)
5/14/2018	Buy	300
5/14/2018	Sell	(1,731)
5/15/2018	Buy	1,300
5/15/2018	Sell	(1,837)
5/16/2018	Buy	1,300
5/16/2018	Sell	(2,609)
5/17/2018	Buy	300
5/17/2018	Sell	(1,884)
5/18/2018	Buy	300
5/18/2018	Sell	(2,445)
5/21/2018	Buy	389
5/21/2018	Sell	(698)
5/22/2018	Buy	389
5/22/2018	Sell	(698)
5/23/2018	Buy	300
5/23/2018	Sell	(609)
5/24/2018	Buy	300
5/24/2018	Sell	(609)
5/25/2018	Buy	300
5/25/2018	Sell	(2,675)
5/29/2018	Buy	300
5/29/2018	Sell	(431)
5/30/2018	Buy	405
5/30/2018	Sell	(541)
5/31/2018	Buy	413
5/31/2018	Sell	(541)
6/1/2018	Buy	402
6/1/2018	Sell	(541)
6/4/2018	Buy	404
6/4/2018	Sell	(583)
6/5/2018	Buy	446
Trade Date	Transaction	Quantity
6/5/2018	Sell	(617)
6/6/2018	Buy	300
6/6/2018	Sell	(636)
6/7/2018	Buy	300
6/7/2018	Sell	(954)
6/8/2018	Buy	300
6/8/2018	Sell	(477)
6/11/2018	Buy	314
6/11/2018	Sell	(497)
6/12/2018	Buy	300
6/12/2018	Sell	(540)
6/13/2018	Buy	300
6/13/2018	Sell	(550)
6/14/2018	Buy	300
6/14/2018	Sell	(548)
6/15/2018	Buy	300
6/15/2018	Sell	(518)
6/18/2018	Buy	300
6/18/2018	Sell	(678)
6/19/2018	Buy	300
6/19/2018	Sell	(525)
6/20/2018	Buy	300
6/20/2018	Sell	(534)
6/21/2018	Buy	300
6/21/2018	Sell	(527)
6/22/2018	Buy	333
6/22/2018	Sell	(718)
6/25/2018	Buy	300
6/25/2018	Sell	(583)
6/26/2018	Buy	330
6/26/2018	Sell	(786)
6/27/2018	Buy	300
6/27/2018	Sell	(621)
6/28/2018	Buy	300
6/28/2018	Sell	(570)
6/29/2018	Buy	394
6/29/2018	Sell	(512)
7/2/2018	Buy	300
7/2/2018	Sell	(514)
7/3/2018	Buy	300
7/3/2018	Sell	(514)
7/5/2018	Buy	300
7/5/2018	Sell	(543)
7/6/2018	Buy	326
7/6/2018	Sell	(676)
7/9/2018	Buy	300
7/9/2018	Sell	(610)
7/10/2018	Buy	325
7/10/2018	Sell	(538)
7/11/2018	Buy	300

Trade Date	Transaction	Quantity
7/11/2018	Sell	(601)
7/12/2018	Buy	400
7/12/2018	Sell	(634)
7/13/2018	Buy	204
7/13/2018	Sell	(557)
7/16/2018	Sell	(80)
7/17/2018	Buy	12
7/17/2018	Sell	(93)
7/18/2018	Sell	(80)
7/19/2018	Sell	(391)
7/20/2018	Sell	(185)
7/23/2018	Buy	19
7/23/2018	Sell	(260)
7/24/2018	Sell	(255)
7/25/2018	Sell	(213)
7/26/2018	Buy	41
7/26/2018	Sell	(230)
7/27/2018	Buy	17
7/27/2018	Sell	(206)
7/30/2018	Sell	(375)
7/31/2018	Sell	(202)
8/1/2018	Buy	30
8/1/2018	Sell	(365)
8/2/2018	Sell	(176)
8/3/2018	Sell	(191)
8/6/2018	Sell	(171)
8/7/2018	Sell	(96)
8/8/2018	Sell	(90)
8/9/2018	Sell	(90)
8/10/2018	Buy	24
8/10/2018	Sell	(184)
8/13/2018	Sell	(88)
8/14/2018	Sell	(85)
8/15/2018	Sell	(196)
8/16/2018	Sell	(94)
8/17/2018	Sell	(90)
8/20/2018	Sell	(90)
8/21/2018	Sell	(390)
8/22/2018	Buy	25
8/22/2018	Sell	(113)
8/23/2018	Sell	(98)
8/24/2018	Sell	(88)
8/27/2018	Sell	(88)
8/28/2018	Sell	(109)
8/29/2018	Buy	53
8/29/2018	Sell	(68)
8/30/2018	Sell	(82)
8/31/2018	Sell	(131)
9/4/2018	Sell	(86)
9/5/2018	Sell	(82)
Trade Date	Transaction	Quantity
9/6/2018	Sell	(80)
9/7/2018	Sell	(80)
9/10/2018	Sell	(105)
9/11/2018	Buy	39
9/11/2018	Sell	(122)
9/12/2018	Sell	(80)
9/13/2018	Sell	(383)
9/14/2018	Sell	(111)
9/17/2018	Sell	(66)
9/18/2018	Sell	(96)
9/19/2018	Buy	11
9/19/2018	Sell	(77)
9/20/2018	Sell	(66)
9/21/2018	Sell	(69)
9/24/2018	Sell	(95)
9/25/2018	Sell	(102)
9/26/2018	Buy	24
9/26/2018	Sell	(160)
9/27/2018	Buy	6,000
9/27/2018	Sell	(6,169)
9/28/2018	Sell	(126)
10/1/2018	Sell	(66)
10/2/2018	Sell	(95)
10/3/2018	Buy	7
10/3/2018	Sell	(73)
10/4/2018	Sell	(66)
10/5/2018	Sell	(66)
10/8/2018	Sell	(107)
10/9/2018	Sell	(149)
10/10/2018	Buy	21
10/10/2018	Sell	(122)
10/11/2018	Sell	(103)
10/12/2018	Sell	(111)
10/15/2018	Buy	2
10/15/2018	Sell	(101)
10/16/2018	Sell	(1,046)
10/17/2018	Buy	15
10/17/2018	Sell	(227)
10/18/2018	Buy	13
10/18/2018	Sell	(145)
10/19/2018	Sell	(97)
10/22/2018	Sell	(73)
10/23/2018	Sell	(34)
10/24/2018	Buy	13
10/24/2018	Sell	(69)
10/25/2018	Buy	14
10/25/2018	Sell	(111)
10/26/2018	Sell	(57)
10/29/2018	Sell	(27)
10/30/2018	Buy	13

Trade Date	Transaction	Quantity
10/30/2018	Sell	(27)
10/31/2018	Sell	(37)
11/1/2018	Sell	(27)
11/2/2018	Buy	8
11/2/2018	Sell	(30)
11/5/2018	Sell	(30)
11/6/2018	Sell	(30)
11/7/2018	Buy	9
11/7/2018	Sell	(39)
11/8/2018	Sell	(108)
11/9/2018	Sell	(41)
11/12/2018	Buy	8
11/12/2018	Sell	(30)
11/13/2018	Sell	(30)
11/14/2018	Sell	(162)
11/15/2018	Buy	6
11/15/2018	Sell	(30)
11/16/2018	Sell	(447)
11/19/2018	Sell	(700)
11/20/2018	Buy	80
11/20/2018	Sell	(112)
11/21/2018	Sell	(30)
11/23/2018	Sell	(30)
11/26/2018	Sell	(88)
11/27/2018	Sell	(34)
11/28/2018	Sell	(89)
11/29/2018	Sell	(30)
11/30/2018	Sell	(30)
12/3/2018	Sell	(65)
12/4/2018	Sell	(1,032)
12/6/2018	Buy	17
12/6/2018	Sell	(30)
12/7/2018	Sell	(30)
12/10/2018	Sell	(51)
12/11/2018	Sell	(51)
12/12/2018	Sell	(100)
12/13/2018	Sell	(123)
12/14/2018	Buy	2
12/14/2018	Sell	(123)
12/17/2018	Sell	(92)
12/18/2018	Sell	(92)
12/19/2018	Buy	96
12/19/2018	Sell	(426)
12/20/2018	Sell	(157)
12/21/2018	Sell	(154)
12/24/2018	Buy	32
12/24/2018	Sell	(114)
12/26/2018	Sell	(1,128)
12/27/2018	Sell	(110)
12/28/2018	Buy	28
Trade Date	Transaction	Quantity
12/28/2018	Sell	(110)
12/31/2018	Sell	(110)
1/2/2019	Sell	(110)
1/3/2019	Sell	(110)
1/4/2019	Sell	(160)
1/7/2019	Sell	(310)
1/8/2019	Sell	(110)
1/9/2019	Buy	2
1/9/2019	Sell	(431)
1/10/2019	Sell	(110)
1/11/2019	Buy	36
1/11/2019	Sell	(146)
1/14/2019	Sell	(130)
1/15/2019	Sell	(110)
1/16/2019	Buy	24
1/16/2019	Sell	(134)
1/17/2019	Buy	15
1/17/2019	Sell	(360)
1/18/2019	Sell	(435)
1/22/2019	Sell	(110)
1/23/2019	Sell	(110)
1/24/2019	Buy	39
1/24/2019	Sell	(151)
1/25/2019	Sell	(112)
1/28/2019	Sell	(110)
1/29/2019	Sell	(111)
1/30/2019	Sell	(111)
1/31/2019	Buy	36
1/31/2019	Sell	(111)
2/1/2019	Buy	175
2/1/2019	Sell	(287)
2/4/2019	Sell	(117)
2/5/2019	Sell	(120)
2/6/2019	Sell	(111)
2/7/2019	Sell	(111)
2/8/2019	Buy	34
2/8/2019	Sell	(111)
2/11/2019	Sell	(347)
2/12/2019	Sell	(161)
2/13/2019	Sell	(161)
2/14/2019	Sell	(161)
2/15/2019	Sell	(211)
2/19/2019	Sell	(240)
2/20/2019	Buy	32
2/20/2019	Sell	(182)
2/21/2019	Sell	(192)
2/22/2019	Sell	(200)
2/25/2019	Sell	(179)
2/26/2019	Sell	(110)
2/27/2019	Buy	30

Trade Date	Transaction	Quantity
2/27/2019	Sell	(164)
2/28/2019	Sell	(225)
3/1/2019	Sell	(115)
3/4/2019	Sell	(100)
3/5/2019	Sell	(106)
3/6/2019	Buy	1
3/6/2019	Sell	(106)
3/7/2019	Sell	(163)
3/8/2019	Buy	17
3/8/2019	Sell	(112)
3/12/2019	Buy	69
3/14/2019	Buy	3
3/14/2019	Sell	(100)
3/15/2019	Sell	(240)
3/15/2019	Sale	240
3/18/2019	Buy	18
3/18/2019	Sell	(18)
3/18/2019	Buy	18
3/18/2019	Sale	(18)
3/19/2019	Sale	(18)
3/20/2019	Sale	(24)
3/21/2019	Sale	(48)
3/22/2019	Buy	36
3/22/2019	Sale	(53)
3/25/2019	Sale	(40)
3/26/2019	Buy	17
3/26/2019	Sale	(36)
3/27/2019	Buy	26
3/27/2019	Sale	(63)
3/29/2019	Sale	(36)
4/1/2019	Sale	(41)
4/2/2019	Sale	(36)
4/3/2019	Sale	(76)

IMPORTANT

Please review this Proxy Statement and the enclosed materials carefully. YOUR VOTE IS VERY IMPORTANT, no matter how many or how few Shares you own.

1.	If your Shares are registered in your own name, please sign, date and mail the enclosed WHITE proxy card to DFK in the postage-paid envelope provided, or vote by telephone or Internet, today.
2.	If you have previously signed and returned a proxy card to the Trust, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to the Trust by signing, dating and mailing the enclosed WHITE proxy card in the postage-paid envelope provided or by voting by telephone or Internet. Any proxy may be revoked at any time prior to the Special Meeting by delivering a written notice of revocation or a later-dated proxy for the Special Meeting to DFK or by voting in person at the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute a revocation.
3.	If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only such firm, nominee or other institution can vote your Shares and only after receiving your specific instructions. Accordingly, please sign, date and mail the enclosed WHITE voting form in the postage-paid envelope provided, and to ensure that your Shares are voted, you should also contact the person responsible for your account and give instructions for a WHITE proxy card to be issued representing your Shares.
4.	After signing the enclosed WHITE proxy card, do not sign or return the Trust’s proxy card unless you intend to change your vote, because only your latest dated proxy card will be counted.

If you have any questions concerning this proxy statement, would like to request additional copies of this Proxy Statement, or need help voting your Shares, please contact our proxy solicitor:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Holders may call toll-free: (800) 848-3416
Banks and brokers call: (212) 269-5550
E-mail: TPL@dfking.com

WHITE CARD

PRELIMINARY COPY – SUBJECT TO COMPLETION

[FORM OF PROXY CARD]

PRELIMINARY COPY – SUBJECT TO COMPLETION

VOTE BY TELEPHONE

Please have your proxy card available when you call the **toll-free number 1-888-693-8683** using a touch-tone telephone and follow the simple directions that will be presented to you.

VOTE BY INTERNET

Please have your proxy card available when you access the website **www.cesvote.com** and follow the simple directions that will be presented to you.

VOTE BY MAIL

Please mark, sign and date your proxy card and return it in the **postage-paid envelope** provided or return it to: Corporate Election Services, P.O. Box 3230, Pittsburgh, PA 15230.

Vote by Telephone		Vote by Internet		Vote by Mail
Call toll-free using a touch-tone telephone: **1-888-693-8683**	OR	Access the website and cast your vote: **www.cesvote.com**	OR	Return your completed proxy card in the postage-paid envelope provided

IMPORTANT: PLEASE COMPLETE, SIGN, DATE AND MAIL THIS PROXY CARD TODAY!

Your telephone or Internet vote must be received by 11:59 p.m. Eastern Time on May 21, 2019.

➔

↓ **If voting by mail, please fold and detach card at perforation before mailing.** ↓

WHITE PROXY CARD

WE RECOMMEND A VOTE "FOR" THE ELECTION OF THE NOMINEE LISTED IN PROPOSAL 1 BELOW.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSAL BELOW, THIS PROXY WILL BE VOTED "FOR" THE NOMINEE SET FORTH IN PROPOSAL 1.

PROPOSAL NO. 1: SoftVest LP's proposal to elect Eric L. Oliver as a trustee of the Trust.

❑ **FOR** ❑ **AGAINST** ❑ **ABSTAIN**

The Participants do not expect that the nominee will be unable to stand for election, but, in the event the nominee is unable to serve as trustee, stand for election as trustee or for good cause will not serve as trustee, the Shares represented by this proxy card will be voted for a substitute nominee.

Holder Signature Title Date

Holder (Joint Owner) Signature Title Date

Please sign exactly as name appears on the certificates representing the Shares or on the label affixed thereto. When Shares are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign and date. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

PLEASE SIGN, DATE AND MAIL YOUR PROXY PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.